FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2002

CORDIANT COMMUNICATIONS GROUP PLC
(Translation of registrant's name into English)

121-141 Westbourne Terrace
London W2 6JR
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X_ Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No__X_

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): ________.

FORWARD LOOKING AND CAUTIONARY STATEMENTS

This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

Cordiant Communications Group plc

Annual report and accounts 2001



CORDIANT

Group revenue

£605.0m

EBITDA**

£60.9m

Operating profit*

£36.5m

Operating margin*

6.0%

Group revenue £m

2001	605.0
2000	513.0
1999	335.8
1998	301.8

EBITDA £m**

2001	60.9
2000	80.6
1999	48.8
1998	38.3

Operating margin %*

2001	6.0
2000	12.0
1999	10.0
1998	8.6

Financial highlights	2001* £m	2000 £m
Revenue	605.0	513.0
EBITDA	60.9	80.6
Operating profit	36.5	61.4
Operating margin	6.0%	12.0%
Pre-tax profit	26.1	57.5
Adjusted diluted EPS***	3.6p	11.4p

* 2001 results shown before goodwill charges and exceptional operating expenses.

** EBITDA represents earnings before interest, taxation, depreciation and amortisation.

*** Adjusted diluted EPS is calculated using the 2001 results before goodwill charges and exceptional operating expenses.

In 1997 we set out a strategy to extend beyond advertising into the growth areas of marketing services and specialist communications. This strategic direction has been pursued through organic growth as well as acquisition.

Our strategy has always been market driven. All the indicators show that clients are increasingly looking for a more sophisticated model of brand development. One that delivers a consistent brand vision.

Our model goes beyond 'integration' and 'media-neutrality'. It recognises the much wider role of communications – the fact that at whatever point a brand touches a consumer it makes a statement. These contacts are better managed through a well-connected company. One with the ability to create as well as communicate – Cordiant.

Cordiant, the world's eighth largest global marketing communications group, has the breadth of services coupled with the international reach and local expertise, to provide clients with a truly global competitive advantage.

We connect to our clients.
We connect to each other.
Adapting to our clients' needs, we join together to provide integrated solutions. Connected, we act as a single global force.

Healthcare Marketing

Healthworld is the leading global provider of strategic marketing and communication services to healthcare marketers, offering integrated solutions that successfully create, launch and consistently manage brands globally and locally to optimise their commercial lifetime value.

People: 380+
Offices: 20
Countries: 17

Disciplines:
Clinical communications
Medical Education
Professional advertising
Direct-to-consumer advertising
Relationship marketing
e-Healthcare

Advertising and Integrated Marketing

Bates Worldwide is one of the world's leading integrated advertising and marketing communications networks. Guided by the principle of 'Return on Imagination', Bates's integrated approach produces highly effective communications that build brands and drive sales.

People: 7,750+
Offices: 180
Countries: 80
(incl. 141/affiliates)

Bates Worldwide and 141 Worldwide

141 Worldwide is one of the largest global marketing services networks. 141 creates actionable connections between customers and brands called 'touchpoints'. Each touchpoint offers the potential to build relationships and to impact the influences that motivate a purchase decision.

People: 1,500+
Offices: 84
Countries: 56

Disciplines:
Advertising
Media services
Direct marketing
Sales promotion
Event marketing
Customer relationship management
e-Marketing
Interactive solutions
Sports & Entertainment marketing
Public relations
Field marketing
Merchandising/POS
Market research
Broadcast PR

Media

Zenith Optimedia, the holding company for the Zenithmedia and Optimedia networks, is the world's fourth largest media services agency. Zenith Optimedia is owned 25% by Cordiant and 75% by Publicis Groupe SA.

People: 3,700+
Offices: 162
Countries: 60

Disciplines:
Media planning
Media buying
Strategy evaluation
Research
Interactive media solutions
Direct response
Sponsorship & sports marketing

Branding and Design

Fitch:Worldwide is a global branding and design network with leading capabilities in 10 countries. Informed by rigorous research, strategy and trends interpretation, Fitch:Worldwide names and designs new identities, products and services.

People: 500+
Offices: 26
Countries: 10

Disciplines:
Product design
Packaging design
Retail design
Environment design
Brand communications
Live communications
Naming
Brand identity
Corporate reporting
Future trend analysis
Interactive design

Scholz & Friends is the largest German-based multinational advertising and marketing communications network. The network has a powerful franchise with many of Germany's leading multinationals and is renowned for its creative excellence.

People: 720+
Offices: 13
Countries: 12

Disciplines:
Advertising
Public relations
Dialogue marketing
Trade marketing
Consulting
Events
Programming
Entertainment
Corporate design
Multimedia
Media

Diamond Ad is the No.3 advertising and marketing communications group in South Korea.

People: 380+
Offices: 7
Countries: 4

Disciplines:
Advertising
Media services
Promotion
Interactive solutions
Event marketing
Sports marketing
Public relations

Business Communications

Business Communications International is a leading consultancy with operations spanning the major business and financial centres of the world.

People: 400+
Offices: 18
Countries: 8

Disciplines:
Corporate communications
M&A/Crisis communications
Pre and Post IPO Communications
Presentation & media consultancy
Research & investor communications
Public relations
Corporate reporting
Design & interactive solutions

2001's results were unsatisfactory and we have taken widespread measures to ensure that 2002 shows a significant recovery. The benefits of 2001's restructuring efforts are already becoming evident as 2002 unfolds. Our long-term future has to be built on top-line growth but in the short term cost management is the priority. With revenues expected to remain under pressure for much of 2002, the focus is on stringent cost control to deliver an improved operating performance.

Charles Scott, [illegible]



Chairman's statement

2001 saw some of the most difficult trading conditions our industry has experienced. Whilst growth rates were predicted to slow in 2001, the severity of the slowdown was not. After growth in almost every market in 2000, many countries suffered real declines in 2001 as worldwide advertising expenditure fell by an estimated $17.4 billion. The rate of decline during the year was also unprecedented. Almost monthly, forecasters had to reduce expectations, as few marketing budgets survived 2001 unscathed.

The Group's underlying revenue performance in 2001 reflects events in the wider advertising market. In the first half, underlying revenues were flat. For the full year, declining media spend and cancellations in our project-based operations resulted in an underlying revenue decline of 8.0%. Advertising and Integrated Marketing revenues fell 7.3%, while Specialist Communications dropped 10.2%. The exposure to certain disciplines and geographies resulted in the Group under-performing both the market and its peers.

2001 demonstrated that the 'marketing services' sector is a broad category in which some disciplines are more prone to cyclical forces than others. Healthcare, business communications, direct marketing and sales promotion were mixed, with some markets delivering growth. However, branding and design and interactive, particularly in the US, declined significantly. As the US economy slipped into recession, these operations suffered from their exposure to the telecom and technology sectors, and projects which clients suspended at short notice. Investment was switched to existing products and services, with new introductions put on hold.

The Group's high exposure to certain geographic markets also affected performance in 2001. While approximately 31% of Group revenues originate in the US, the impact of US multinationals and US consumer spending has implications for many of the markets in which the Group operates. Korea, in particular, had a poor year as the local economy slowed and client cutbacks led to a significant decline in revenues. Australia's economy entered a recession in late 2000 and is only now showing signs of recovery. Continental Europe, although initially resilient, slowed dramatically in the second half. A positive feature was the performance in Asia, with multinational clients increasing their investment in recognition of the region's growth potential.

The performance of a number of acquired operations in 2001 resulted in an exceptional impairment charge of £224.8 million against purchased goodwill in 2001. The impairment charge principally relates to the goodwill arising on the acquisition of Lighthouse in September 2000. The Directors have also elected to amortise purchased goodwill. This led to a goodwill amortisation charge in 2001 of £44.1 million, and the expectation of an ongoing charge of approximately £35.0 million based on the current carrying value of goodwill. The operating result, coupled with the impact of exceptional costs on the Group's funding levels, resulted in the requirement to amend the Group's financing arrangements. New terms are in place and the action taken in 2001 puts the Group on a secure financial base for the future.

I am pleased to welcome David Hearn as a new Executive Director to the Board. With David's appointment as the Bates Worldwide representative on the Board, Bill Whitehead and Ian Smith have resigned from the Board. My thanks go to Bill and Ian for their contributions to the Group during their time on the Board, and I wish them every success in their new roles in Bates Worldwide.

Professor Ted Levitt retired from the Board during 2001 after 11 years as a non-Executive Director of the Group. I would like to thank Ted for his exceptional contribution to the Group pre-demerger, which was instrumental in securing Cordiant's future, and his valuable input to the Board in the development of the Group since 1997.

Our results highlight the difficult year experienced by many of our operations and the many difficult decisions that were taken. I would like to express the Board's appreciation to all staff for their efforts and support last year. Our employees are critical to the Group's future success, and with their ongoing commitment we will continue to target improvements in our operating performance.

The development of the Group in recent years into a broadly based communications organisation means that its long-term growth prospects remain sound. However, 2001's results were unsatisfactory and we have taken widespread measures to ensure that 2002 shows a significant recovery. The benefits of 2001's restructuring efforts are already becoming evident as 2002 unfolds.

Our long-term future has to be built on top-line growth but in the short term cost management is the priority. With revenues expected to remain under pressure for much of 2002, the focus is on stringent cost control to deliver an improved operating performance.

Charles Scott
Chairman

2001 once called the "year of difficult comparisons" has since been renamed the "year to forget". I disagree. 2001 was a disappointing year for all our stakeholders and many valuable lessons were learnt, none of which are to be forgotten. I believe the actions taken provide the Group with the foundation required to deliver a sustainable improvement in underlying profitability. With a stronger product and leaner more efficient operational structures strengthened by new management, we are targeting an improved financial performance in 2002.
Michael Bungey, Chief Executive



Chief Executive's statement

2001 was an extremely difficult year. Revenues declined 8.0% on an underlying basis and operating profit before exceptionals fell 40.6%. Good performances were in the minority as the downturn impacted operations across different geographies and sectors. The margin halved to 6.0% reflecting our limited ability to mitigate the impact of declining revenues in the short term.

Our response to the downturn was widespread with action taken to streamline, refocus and strengthen operations, and eliminate loss-makers. Implementation resulted in an exceptional operating charge of £27.6 million which is expected to realise incremental cost savings in excess of £30.0 million in 2002. Whilst cost management alone cannot lead to sustainable long term growth and success, in the short term it is the appropriate strategy. The cost base for 2002 has been set to reflect our conservative revenue expectations restoring the margin potential of many operations. We have learnt some important lessons from 2001 – it is now time to focus our efforts on delivering improved performance in 2002 and beyond.

Central to our strategy, set out over four years ago, was to extend beyond advertising into the higher margin and higher growth areas of marketing services and specialist communications. This strategy was market driven. Clients were increasingly looking for a model of brand development that could deliver consistency of brand vision, and were spending an increasing proportion of their budget on marketing services. As primarily an advertising group, new disciplines were required to build a broadly based communications group. This strategy was also performance driven, recognising that our business profile had to evolve if we were to match our best performing competitors in terms of growth. We have pursued this strategy through organic development as well as acquisition.

The most significant acquisition, Lighthouse, transformed the Group's potential and delivered on our primary strategic objective. As a result we significantly strengthened our marketing services capabilities in the United States and created leading networks in business communications and branding and design. Whilst the difficult trading conditions slowed progress, one difficult year does not change the fact that we acquired some excellent operations that have been integrated to form leading networks in their respective markets. The Group is now able to connect branding and design to advertising and marketing services, and in turn connect each to the specialist services of healthcare and business communications.

Allied Domecq, the Group's largest new business win for a number of years, is testament to the strategy implemented since demerger. Firstly, Allied Domecq consolidated its marketing services account at 141 Worldwide. When 141 Worldwide was first established in 1993 it had two offices. 141 Worldwide is now present in 56 countries and has been built principally through organic development. With the consolidation trend in marketing services still in its infancy, but gaining momentum, there are few networks in a position to benefit from global account consolidation. 141 Worldwide is one of them. Secondly, Allied Domecq appointed Fitch:Worldwide for all new product design and innovation. Previously this opportunity would have gone to a third party. The broader range of disciplines within the Group is enabling us to grow both existing client budgets and from our ability to sell integrated client solutions where appropriate to new clients. The integrated model that the Group can now offer clients – particularly combining Bates and 141 to deliver marketing services solutions on a global basis – provides an important distinction from many of our competitors and one we are determined to capitalise on to win international business in the future.

Steps were also taken in 2001 to create shareholder value from core assets. The public listing of Scholz & Friends has empowered a strong management team and provided the agency with a new beginning, new positioning and new opportunities. Leveraging its highly regarded franchise and status as Germany's No.1 creative agency, Scholz & Friends has had an excellent start to life as a public company, and is currently enjoying a strong new business performance. The merger of Zenith Media and Publicis' Optimedia crystallised a minimum valuation with significant upside potential for the Group. In an industry where size matters, Cordiant has turned a 50% stake in the world's no.10 into a 25% stake in the world's no.4 media agency.

I would like to thank all the staff for their hard work in 2001. Operational managers and employees responded well to the difficult conditions and their continued efforts saw the client base expand despite the reduced number of opportunities in the market. No major clients were lost in 2001 and importantly our cost-reduction efforts did not undermine service levels. The Executive management team demonstrated strong leadership throughout implementing the necessary measures to ensure our operations were rebased ahead of 2002. In a time when accountability is essential, it is paramount that the rewards of the individual are tied to shareholder return. The new incentive plan, approved by shareholders last year, has extended the breadth and depth of the ownership culture within our operations. Collectively we must now work even harder, to achieve the targets that have been set.

As we look to the future we have made a number of important management changes. The appointment of David Hearn as Chairman and CEO of Bates Worldwide is a major positive for the Group. David has vast experience of running a global business and has proven ability in delivering results. With Cordiant's margin reliant on progress in its core-advertising network, David's experience will prove invaluable. David will be supported by three Regional Presidents and the CEO of 141 Worldwide. Bill Whitehead and Ian Smith are the new Regional Presidents for Bates Americas and Bates Asia-Pacific respectively, whilst Toby Hoare has been appointed Regional President, Bates Europe.

The communications sector is broadly based and the fundamentals remain positive. Virtually every company invests in some form of advertising and marketing to drive growth. Industry forecasters expect advertising to return to long-term growth rates that outpace the economy, but with many economists suggesting a second-half recovery, the likelihood of a return to growth is weighted to 2003 rather than 2002. We therefore expect a modest decline in underlying revenues in 2002. Whilst revenue visibility remains limited we are continuing to closely monitor margins and, where appropriate, costs continue to be taken out.

2001 once called the "year of difficult comparisons" has since been renamed the "year to forget". I disagree. 2001 was a disappointing year for all our stakeholders and many valuable lessons were learnt, none of which are to be forgotten. I believe the actions taken provide the Group with the foundation required to deliver a sustainable improvement in underlying profitability. With a stronger product and leaner more efficient operational structures strengthened by new management, we are targeting an improved financial performance in 2002.

Michael Bungey
Chief Executive

Connecting is deeper than integration. It means more than simply looking the same. It means thinking the same. It's a meeting of minds. Across the world, Cordiant companies are applying consistent thinking to create connected brand experiences. Wherever they are needed. Whenever they are needed. Providing specialised expertise across all aspects of the marketing spectrum, our companies share a common vision. To connect.


Consumer promotion
Qualitative &
quantitative pre-test
Cordiant


News management programme
PR campaign
Investor Roadshow
Brand identity
Brand tracking
Packaging
Connected
Launch event
Instore merchandise
Product sampling
Advertising
Website
Media plan

We are connecting different markets and communication channels for Allied Domecq's global brands. Bates is creating worldwide advertising campaigns. 141 is developing and delivering all marketing services activity. Fitch is responsible for all new product design and innovation. Why did Allied Domecq choose Cordiant?

'The benefit of a group that can provide an integrated solution' and 'Consistent execution of strategy.'



Cordiant's relationship with Allied Domecq began in 1998 when the wine and spirits giant approached Bates with a brief for an above-the-line campaign in 'advertised markets' for Ballantine's.

Following a strategic review of its marketing budget, Allied Domecq examined the return on investment and the understanding of brands that 141 had delivered to its clients. Appreciating that 141's clients had benefited from a proven product delivered in a range of global disciplines, Allied Domecq consolidated its below-the-line roster of worldwide agencies into 141.

141 is responsible for marketing services on Allied Domecq's key trademarks. Bates won Tia Maria's advertising account worldwide and Fitch was appointed to all new product design and innovation. Allied Domecq is set to become one of Cordiant's top 5 global accounts.

From left to right:
Philip Sheard
141 Worldwide
Sonia de Macedo
Bates France
Mark Shickle
PSD:Fitch
Charles Georges-Picot
141 Worldwide


GO PLAY
Ballantine's
GO
PLAY
Ballantine's
STOLICHNAYA
CITRONA
Sauza
DIABLO

Ballantine's
Kahlúa
Kuemmerling
Tia Maria
Canadian Club
Laphroaig
Mumm
Perrier-Jouët
Sauza
Courvoisier
Beefeater
Stolichnaya
Imperial
Jacobi
Presidente
Don Pedro
Azteca de Oro
Anejo Los Reyes
Fundador

Fitch:Worldwide brings together the Group's design and branding operations. The network was formed to meet clients' needs for universal brand solutions without resorting to bland uniformity. Connecting leading companies in their respective fields, Fitch:Worldwide preserves each member's individuality and perspective while creating a combined force to act globally. The offices deliver a shared vision based on strategically informed creativity.


fitch

Although a global leader in design and branding, Fitch:Worldwide maintains an individual, intuitive approach to its craft. By carefully blending its talents with a special focus on trends, forecasting and research, the network offers the best of both worlds. Creativity rooted in strategy, underpinned by rigorous analytical thinking.

While other groups are moving towards uniformity, Fitch:Worldwide offers diversity, 'cohesion' not 'regimentation'. The cross-fertilisation of ideas, made possible by a diverse multi-disciplinary practice, offers multinational clients a breath of fresh, innovative air.

From left to right:
Simon Moriarty
Fitch:London
Caroline O'Driscoll
Fitch:Worldwide
Ray Ueno
Leonhardt:Fitch
Alisdair King
PSD:Fitch
Lee Hoddy
BamberForsyth:Fitch
Kian Kuan
Fitch:SanFrancisco


Leonhardt : fitch
fitch : London
fitch : Oslo
fitch
PedersParis : fitch
PrimoAngeli : fitch
Underline : fitch

Healthworld is the No. 1 global provider of marketing solutions to the pharmaceutical industry. The group connects strategic and creative resources to provide integrated solutions at every stage of a brand's life. Healthworld's prognosis is positive. Even in an ailing economy, the demand for healthcare products remains strong. Deregulation, the ageing population and increased drug usage are all factors leading to dynamic market growth.

Anti-infectives
Cardiovascular
Central nervous system
Consumer products
Corporate
Devices and diagnostics
Gastrointestinal
Medical education
Oncology
Pain
Respiratory
Transplantation
Urological
Women's health



> Brand Creation

Building a strong brand starts at the R&D stage. We help clients focus their clinical activities on creating indication and labelling strategies that meet actual doctor and patient needs. Our commercial assessment and clinical prioritisation work makes sure resources are devoted to projects offering the most potential. We establish a positioning platform in advance of product approval, and carry out product and logo design, naming, packaging and market research.

> Market Preparation

Early in a brand's life, we work with our clients to create a Brand Essence and Unique Selling Proposition that differentiates the brand from its competitors. We gauge the effectiveness of the new brand's message and marketing strategy.

We make sure that clinical data defines the optimal market positioning, and we identify and influence key opinion leaders. At this stage, we also produce high quality publications to communicate the brand's claims.

Client: BYK Gulden
Brand: Ciclesonide, a new corticosteroid for the maintenance treatment of asthma
Scope of our work: Qualitative research, positioning, medical education support, brand theme, product literature, website design and implementation.

> Brand Launch

Our medical education programmes use proven proprietary processes to support the brand launch. These range from intimate expert advisory panels to roll-out programmes involving up to 1500 doctors. We produce audio, video, CD-ROM and web-based programmes,

> Lifetime Brand Value

Global branding and communication is becoming the norm in the healthcare market. Driving this trend, Healthworld offices in 16 countries connect to deliver co-ordinated multinational campaigns.

Another trend is for tough regulatory hurdles to reduce the rate of new drug approvals. To counter this, pharmaceutical companies are increasingly focusing on pre-launch product development. Healthworld is well placed to exploit this situation. The group works with drug investigators and medical audiences to ensure that all development data is carefully considered.

With the resources to create, launch and consistently manage pharmaceutical brands from R&D to maturity, Healthworld can optimise their commercial lifetime value. In an age when it can cost $800 million to develop a new drug, these resources are vital.

From left to right:
Eduardo Torallas
Bates Healthworld Spain
Carla Robertson
Bates Healthworld UK
Alan Hamburger
Bates Healthworld USA
Chris Winchester
Colwood Healthworld



Client: Fujisawa
Brand: Protopic. A new idea and a new way to treat atopic dermatitis 'immunomodulation'.
Scope of our work: Developing brand icon, logostyle, brand positioning, branding manual and medical congress exhibition stand.

journal supplements and multi-media promotional material. As the launch develops, we create advertising, direct mail, exhibition stands and the entire range of targeted doctor and patient communications. We counteract competitive challenges.

We work to make sure that brands develop into profit centres yielding long-term benefits. This may involve reinvigorating and/or repositioning brands and switching from 'prescription-only' to 'over-the-counter' sales. We provide research, development and marketing support for new formulations and line extensions. We combine medical education, promotion and sales force motivation to restore enthusiasm for a mature product. e-Healthcare strategies are employed to promote the brand.

Client: J&J Alza
Brand: Concerta, a novel delivery of drug for Attention Deficit Hyperactivity Disorder.
Scope of our work: Key Medical Opinion Leader material and medical education. Creating branding, messaging and direct response advertising.

Client: Wyeth/AHP
Brand: Premarin/Prempro
Scope of our work: Integrated DTC, disease education and awareness, branded advertising and celebrity testimonials.

Review of Group operations
Advertising and Integrated marketing



Bates Worldwide teamed up with AOL/Time-Warner to create an exciting new marketing package for Wendy's in the US. This cross-platform media alliance will allow Wendy's to reach consumers through integrated marketing programmes and targeted promotions across AOL/Time-Warner's print, television and online marketing brands.


Get the Lion's share of the action.
SPORTS
sky

Bates UK's first major brief from Sky was to promote TV coverage of the British Lions Australian Tour. The campaign was a roaring success. All major newspapers reproduced the ad in editorials drawing attention to Sky's coverage. According to Sky, this was one of the best campaigns created for Sky Sports.

Bates Worldwide

Bates Worldwide is one of the world's leading global communications networks. Bates has expanded from a strong base in international advertising to be a fully integrated marketing communications network. This has been primarily achieved through the development of 141 Worldwide, one of the world's fastest growing marketing services companies.

While Bates has inevitably been affected by the global slowdown in the world economy and reduced spending from clients in the short term, it has continued to add clients across the markets and disciplines in which it operates.

With the UK economy proving one of the most resilient, Bates, now the UK's largest single location integrated agency, delivered a strong performance in 2001. Heading the new business league in the UK for much of the year, the agency added new billings from existing and new clients including Royal Mail, Woolworth's, Roche, Sky, Wella, Marks & Spencer, Esporta, Lafarge, Kenwood and Fujitsu. *Marketing Week* named Bates the agency with the most improved reputation in 2001. The agency's position as a leading retail agency was further enhanced as Bates' clients increased their market share to account for 10% of the UK's total retail sales. Bates UK produced advertising for a total of over 2,000 stores selling to 83% of the UK population.

After Europe's strong start to the year, the network had a difficult second half. Declining media spend in the key German and French markets soon became a feature across the region and first-half growth was replaced by a slowdown in the final quarter. There were a number of operational developments designed to strengthen the network for the future while mitigating revenue declines in the short term: Norway's operations were consolidated from 13 into 5 units, Denmark's new business successes led to offices being opened in Helsingborg and Hamburg, and Italy widened its services in Milan. Acquisitions strengthened the network in Spain, Poland and South Africa.

Bates and 141 in Europe delivered a number of international account wins as well as local successes. Bates was appointed the worldwide agency for Wella, the world's leading hair care product supplier, and Allied Domecq appointed 141 Worldwide as its global marketing services agency for all its major brands. Bates gained Tia Maria to add to Allied Domecq's largest brand, Ballentines. Pan-European assignments were won from Hutchinson 3G, Nokia, Schroders and Nissan. On a local level there were successes in Belgium with Weetabix and Yellow Pages, in Denmark with Synn Leffers and in Portugal with Oniway Telecommunications.

In North America, Bates continued its evolution into an integrated marketing communications organization. Building upon last year's acquisitions of healthcare, technology and integrated marketing companies, Bates now offers clients one of the most diversified through-the-line communications resources available. Over the past year, the US agency added key executives in account planning and creative and relaunched the expanded integrated marketing communications agency, 141 Communicator. The Media Department broke new ground through innovative alliances with AOL/Time Warner and ESPN ABC Sports. The network also concentrated on the expansion of ConsumerLink, its proprietary online tool, which produces online consumer research that moves at the speed of today's marketplace. ConsumerLink's reach was extended to 23 countries throughout the Americas, Europe and Asia, and in 2001 over 100 studies were conducted for clients including Wendy's, Pfizer and AT&T.

2001 saw the first full year of operation from the expanded offerings of Bates' Australian group following acquisitions in public relations and sales promotion during 2000. George Patterson Bates was named Agency of the Year in Australia despite difficult market conditions.

Bates' strength in Asia was confirmed by AdAge Global, ranking Bates Asia as the second largest international network in the region. With full-service offices now in Shanghai, Beijing and Guangzhou, China now accounts for close to one quarter of Asia's revenue. China represents one of the world's key growth prospects and with multinational clients, including Nokia and BAT, increasing their investment in the country, Bates is ideally positioned for growth.

Bates' philosophy and practice is centred around the principle of Return on Imagination, which focuses on achieving superior and measurable results for its clients. As a result, Bates' clients enjoy a better than market performance in many categories in which they compete. This claim is supported by Bates' performance in advertising effectiveness awards all around the world as well as its achievements in the world's major creative festivals.

Clients are looking to exploit their investment in brand communication more effectively and the companies that strive for the efficiencies of total communication will be in a strong position. A focus on Through-The-Line communication reinforced by Return on Imagination will enable Bates to have a unique offering that separates it from the marketplace and guarantees clients fresh, dynamic and innovative thinking.

Despite the difficult market conditions faced by the entire advertising industry, 2001 was a year of continued development for Bates Worldwide, and one that leaves the network well positioned to face the challenges of the year ahead.


Heineken
WIN A BAR
PROMOTION

141 Hong Kong devised a 'Win yourself a bar' promotion to drive Heineken sales. The one-month campaign of sales promotion, merchandising, POS and online activity attracted over 60,000 entries. As promised, the winner took home a bar to run for a year. Heineken, and the winner's many friends, were pleased with the result.

141 Worldwide

Launched in 1993 as a separately branded network, 141 Worldwide has grown rapidly. With over 85 offices in 56 countries, the network provides expertise in significant areas of marketing communications, including customer relationship marketing, promotions, digital marketing, sports and entertainment marketing, consultancy and field marketing.

During 2001, 141 Worldwide benefited from the continuing shift of client budgets into marketing services. This shift is being driven by economic uncertainty and a greater emphasis on short-term, results-oriented activity.

The consolidation of multi-national clients' marketing services activity into global networks is also driving 141's growth. Clients see the benefits of integration into networks as they spend a larger percentage of their budgets on promotion, CRM/relationship marketing and trade marketing. As one of the largest global marketing services networks, 141 is well placed to take advantage of this emerging trend.

141 is currently building a new strategic positioning to differentiate it from the competition. Taking a customer-centric approach, the network's activities focus on creating actionable connections between customers and brands. Each of these connections or 'touch points' offers the potential to build relationships and inform, impress and inspire customers. Each impacts on the influences that motivate a purchase decision.

The Allied Domecq win is a prime example of the global consolidation trend. The drinks giant has moved from 139 agencies to 1. Working on all major brands in all markets, 141 acts as the client's strategic partner. Like an increasing number of clients, Allied Domecq sees the advantages of looking at marketing services globally. The company benefits from easier transfer of the best ideas, access to the best people, greater control over activity, consistency of message across markets and economies of scale. However, globalisation doesn't mean adopting the same execution everywhere. 141 is still about 'Act Global. Think Local'.

During the year, 141 extended its geographic reach to Belgium, Poland, Hungary, Chile, Sri Lanka and The Dominican Republic. The acquisition of Bulletin International, a broadcast public relations consultancy, brought new capability to the network in the UK, the US, Hong Kong and Singapore.

In North America, 141 consolidated its activities and began operating as one agency, headquartered in Chicago with regional offices in New York, Atlanta, Los Angeles, Honolulu, Pittsburgh and Toronto. New clients included Unilever, Ameritech/SBC, US Robotics and Infosys IT. Existing clients expanding their business with 141 included Kraft, SC Johnson and BAT. 141 North America also won awards for Kraft and Microsoft.

In Australia and New Zealand, 141 opened new offices in Melbourne and Perth. New business was won from GlaxoSmithKline, Arnotts, Emirates Airlines and Aventis.

In Asia, 141 added a CRM hub, winning assignments from BAT, Nokia and HSBC, and developed a PR division to serve Singapore, Indochina and Indonesia.

Investment in an integrated product enabled 141 to win Coca Cola in China, extending its existing relationship in Thailand and Korea. 141 also won awards for Nokia and captured 'Best of Show' at the 2001 Asia Promotional Awards for its work on Unilever.

In Europe, 141 won Nestle in Scandinavia, taking on trade marketing, promotions and media for confectionery, baby food and coffee. The network also won an assignment from Nissan, in a number of European markets, to develop brand identity toolkits, guidelines and an intranet site. The design work is being carried out by Fitch, with co-ordination and implementation by 141.

Globally, 141's strategy is to consolidate its recent rapid growth by enhancing its key disciplines in key markets through partnering and hiring. The network has formed a strategic alliance with CSS Stellar, one of Europe's leading sports and entertainment management and marketing companies. The alliance is designed to broaden and enhance the successful 141 sports and entertainment marketing offering in Europe, North America and other key worldwide markets. Both companies are keen to develop the alliance by exploring and exploiting the business potential of their combined offerings.

Review of Group operations
Advertising and integrated marketing



Scholz & Friends created the TV special 'New Years Eve Party at the Brandenburg Gate'. Attracting around 2 million people, this was Germany's biggest New Year's Eve party and one of the largest worldwide. Over 4 million TV viewers joined the party by watching the festivities at Berlin's historical landmark.



Diamond Ad's Sports Marketing team devised the Goodwill Football Tour, sponsored by Hyundai Motor Company. A giant football has been sent to each of the 32 nations competing in the 2002 FIFA World Cup. After a signing ceremony in each country, the ball will be returned for a finale in Korea.

Scholz & Friends

Scholz & Friends was established in Hamburg 20 years ago with a goal to create outstanding creative work that maximised the impact of great brands. Today, that same goal remains, but it now applies to an international network of 14 offices in 13 countries working for over 250 clients. As well as traditional media advertising, Scholz & Friends has developed a complementary range of services including dialog marketing, public relations, political and governmental communications and interactive advertising. During 2001 Scholz & Friends Brand Affairs was established to service the growing discipline of brand public relations and active brand presentation.

Despite expansion and the integration of further services, Scholz & Friends has remained true to its commitment to achieve the highest standards of creativity. The network achieved 13 gold, 12 silver and 18 bronze awards for 20 clients during 2001, making it the top performer among German agencies. At the Cannes advertising festival, Scholz & Friends was the leading German agency and the most successful agency worldwide in the print category, a first for a German agency.

In its anniversary year Scholz & Friends moved in a new direction when it merged with United Visions Entertainment to become the first publicly listed German marketing communications group. The merger enabled the agency network to launch a new range of television, event and interactive programming services. At a time when clients are increasingly seeking partners able to deliver effective and efficient brand communications that avoid the clutter of mass media, the agency's ability to deliver integrated solutions that combine traditional with infotainment and entertainment communications disciplines is an important differentiator.

2001 was a challenging year for the European media sector as clients reduced spend or changed marketing strategy in response to the economic slowdown. While expectations for 2002 remain conservative, Scholz's prospects are underpinned by a strong new business performance in 2001 that added more than 20 accounts. New clients included AXA, RWE Gas, Wall Street Journal Europe, Siemens, Süddeutsche Zeitung, PricewaterhouseCoopers and Linde. 2002's operating performance is also expected to benefit from restructuring action taken in 2001.

Further expansion in Europe is planned to support the network's goal of delivering greater success on a pan-regional basis and functionally, the roll-out of marketing disciplines will begin across the international network in 2002.

Diamond Ad

2001 proved one of the toughest years experienced by the Korean advertising industry. With marketing budgets contracting in response to the economic slowdown, Diamond Ad streamlined its operating structure and developed improved working processes to strengthen business relationships with existing clients and enhance its competitive position.

Steps were taken to provide a tailor-made service for the agency's key clients. In May a separate unit, Atlas, was established, to provide an exclusive service for Hyundai Motor Company (HMC). Similarly Ad Value was created as a unit dedicated to Kia Motors Corporation. As the economic situation worsened in 2001, many marketers looked to pricing to maximize marketing budgets, leading to an unprecedented level of review and competitive pitches. Diamond Ad's high client retention rate is testament to the quality of service and creative talent (as evidenced by awards at five international advertising festivals in 2001) at the agency. Creative work for HMC and Hyundai Marine and Fire Insurance was voted the 'Consumers Best Choice' in 2001.

A review of operations to improve efficiency and ensure investment in key services led to the closure of two non-core businesses and the strengthening of Diamond Ad's sports marketing team. Diamond Ad has established itself as a leading sports agency in the Korean market. Whilst the FIFA World Cup and Asian Games represent immediate prospects, in the longer term the growing popularity of football and sport in general with both the consumer and local companies represents an important component of future growth.

To service the increasing multinational presence in Korea, Diamond Ad is now supported by Bates and 141. Working closely with these global networks increases the potential for cross-sell and to leverage Diamond Ad's No. 3 position in the market. Diamond Ad and Zenith Optimedia are also looking at ways to expand Diamond Ad's media division, already one of Korea's leading media operations, whilst Healthworld is also planning a start-up in 2002.

2002 is a year dominated by major events in Korea. The FIFA World Cup, Asian Games and presidential elections, are all expected to give a boost to the Korean economy in 2002. Diamond Ad is the agency for the World Cup host cities, and is working for a number of local sponsors and the worldwide official sponsor, HMC. As the economy recovers, Diamond Ad expects many new opportunities to develop for the agency as it capitalizes on its core strengths of creative advertising, marketing services and media services.

Review of Group operations
Specialist Communications



For attention deficit hyperactivity disorder (ADHD)
CONCERTA
PATENTED OROS DELIVERY MAKES CONCERTA™
LAST FROM HOME TO HOMEWORK™

Healthworld devised a unique communications programme for Concerta, a new therapy for attention deficit hyperactivity disorder (ADHD). Based on the Concerta tablet's shape, the programme promoted the therapy's benefits to physicians, patients and parents. The success of Healthworld's programme means that many patients can now focus on life beyond ADHD.

Healthworld

The pharmaceutical sector weathered the economic downturn better than most in 2001. Servicing this market, Healthworld had a positive year with efforts centred on existing clients and strategically relevant global prospects.

Healthworld provides a unique range of integrated strategic communication services to advance clients' brands and the growth of their business. Services, ranging from market preparation using medical education programming, to launch and post launch advertising, cover all aspects of the brand lifecycle to deliver Healthworld's 'For the Life of the Brand' corporate promise. Last year XM.Healthworld (e-healthcare) and DataHealth (relationship marketing) were established to extend Healthworld's portfolio.

During 2001, Healthworld opened offices in Brazil and Singapore, expanding to 18 countries, and acquired Schwab & Piquette, the network's Canadian affiliate. New business highlights included global assignments from Novo Nordisk, Baxter Bioscience and J&J's Ortho-McNeil division, an immediate return on the network's investment in a Global Business Group, together with additional US assignments from Wyeth-Ayerst and Ortho-McNeil. Healthworld was nominated as 'Most Innovative Agency', and was finalist for 'Ad of the Year' by Medical Advertising News. In Europe the network was awarded 5 Global Finalist Awards, and its work for Viagra was named best professional advertising in France.

For many years, medical education was instrumental in building brands in the USA and the UK. Its strategic importance is now being recognised in most world markets. The successful use of education enhances the introduction of a drug and accelerates its market acceptance among local medical practitioners. This is accomplished by getting key opinion leaders to participate in the product's development. This process creates a high level of understanding of the drug that is then used for medical journal articles, symposia and seminars. All of these activities help to educate doctors, pharmacists and nurses on the importance and proper use of the new drug. Healthworld's global presence provides a good opportunity to expand the network's medical education offering to existing clients in the other key markets of Germany, France, Spain and Italy. The network's strategy is to build an unrivalled medical education presence in each of the major European markets during 2002.

The pharmaceutical industry continues to evolve, driven by strong fundamentals and a number of key trends that underpin a forecast double-digit annual growth. Firstly, the consumer's need for healthcare information has reached unprecedented levels over the past decade. Secondly, industry consolidation has created larger client organisations with more brands and improved critical mass on both a local and a global scale. This scale increases the need to align with global strategic partners that pharmaceutical companies can trust, rely on, learn from and grow with on a long-term basis. Finally, healthcare costs have risen to a point where many rules are being rewritten which leads to myriad of marketing opportunities. There will be a greater need from clients for marketing partnerships, strategic guidance, return-on-investment projection and analyses, and global integration – all central to Healthworld's mission.

The network of Cordiant services has provided Healthworld with an expanded resource base to service clients who are increasingly seeking integration opportunities with their partners. This need covers many areas of brand development with clients investing in a range of marketing disciplines to generate a return on the estimated $800 million cost of developing a blockbuster drug. Healthworld has been active in bringing to the attention of clients the incremental skills and communication capabilities of many Group companies and services. Together this growing global fusion of knowledge and service delivery uniquely strengthens Healthworld's integrated promise within both global and local competitive sets.

The promise of true integration and global branding in the pharmaceutical industry is finally taking shape. Healthworld's focus in 2002 is on expanding business relationships with current clients and the continuing development of new prospects within the Top 30 pharmaceutical companies.



GE:Fitch developed a revolutionary surgical device for Bausch & Lomb. The Mport™ Lens Inserter gives optical surgeons greater control and an increased lens-delivery success ratio. Bausch & Lomb are now brand leader in this lucrative market.

Fitch:Worldwide

Fitch:Worldwide combines Cordiant's branding and design operations under a single global brand. As one entity, Fitch:Worldwide can provide clients with branding and design expertise underpinned by a leading capability in trend strategy. This ensures that clients understand real consumer needs and the way they relate to brands and services.

This move has created a network infrastructure that connects knowledge and talent to leverage opportunities that would be difficult to access individually. At the same time, it preserves the strengths and specialisms of the individual operations. The new initiative recognises the fact that clients are increasingly seeking long-term consistency across disciplines and borders. However, this value must not be obtained at the expense of brand understanding, cultural awareness, creative intuition and client service.

2001 was a difficult year for many of Fitch:Worldwide's operations. Although the year began with healthy pipelines and clients positive on new assignments, the situation changed rapidly. The impact of the economic slowdown, particularly in the US, resulted in many clients reducing spend. Outside the US the network benefited from its exposure to different sectors and disciplines, with both the UK and Europe delivering growth. In response to the industry-wide downturn, a number of units have been restructured. Operational management has been strengthened and common processes and tools have been established and implemented to create more effective working methodologies.

Despite the economic climate, the network won many new assignments, expanding existing and building new client relationships. Highlights included an international branding programme for Nissan, a long-term global product design and packaging innovation project for Allied Domecq, and a project from Lego to implement a global pre-school in-store strategy. Existing clients such as BAT, Prudential and Microsoft continued to expand their business with the network and new client assignments included Dr Pepper, 7-Up, Unilever Bestfoods, Maytag, Whirlpool, Taylor Woodrow, Virgin Trains and BBC World Service.

The acquisition of PciLive:Fitch has further strengthened the capabilities on offer. A natural synergy exists between the development of a brand or design and the way it is communicated. Live communications is a perfect extension to the network's activities that will enhance client relationships while differentiating Fitch:Worldwide from its competitors.

The goal now is to build Fitch:Worldwide into the world's leading branding and design network. To this end, efforts are focused on increasing awareness of Fitch:Worldwide's strengths to attract and develop long-term working relationships with multi-national clients.

Business Communications International

The market conditions in which BCI's operating companies traded last year were clearly very different to those experienced in 2000. Whilst 2000 saw record volumes of IPOs and merger and acquisition activity, 2001 brought increasingly volatile world stockmarkets. Inevitably in such uncertain times M&A activity fell to a fraction of the previous year's levels and the IPO market almost completely dried up. No BCI operating company could fail to be affected by these conditions. However, in many cases different markets presented different communications challenges for clients – which in turn presented important new opportunities for our business.

This could not have been more marked than in Europe where Financial Dynamics (FD) enjoyed a record year in both underlying fee generation and new business. A progressive string of new blue chip account wins, including GKN/Brambles, United Utilities, Amersham, Premier Farnel, Zurich Financial Services, GE Capital and Reckitt Benckiser, enabled FD to increase market share in 2001. In addition, FD continued to maintain its market leadership in M&A work, advising on the largest number of transactions in Europe. Major transactions included Lafarge's acquisition of Blue Circle; Taylor Woodrow's acquisition of Bryant; Cinven's sale of IPC Media; Vinci's hostile bid for TBI; and Carnival Corporation's offer for P&O Princess. However, probably the most significant new opportunity last year was the emergence of financial crisis management work as a major revenue source. During the Swissair corporate crisis, FD had a large team based in Zurich for several months.

Major progress was also made in broadening FD's offer into a wider range of corporate communications disciplines. One area of particular success was the rapid growth of FD's consumer financial services business, with major client wins including Birmingham Midshires, Alliance and Leicester and Halifax. FD is now established as one of the leading consumer financial marketing communications practices in the London market. FD's broader corporate communication offer also saw major progress with ground-breaking projects for public sector bodies including The Teacher Training Agency and London Underground.

Acquisitions and organic development helped broaden and strengthen the network's geographic presence in 2001. The acquisition of IBI, one of Japan's leading corporate and investor communications consultancies, completed the network's coverage of key financial markets. The level of Japanese stocks held by foreigners and foreign direct investment has risen significantly in recent years, increasing the interest in investor relations, corporate governance, and reputation management among Japanese companies. IBI provides the network and its multi-national clients with access to world-class professional resources and insight in this important global market.



Financial Dynamics worked closely with Swissair Group during its recent restructuring and insolvency process. Working in Zurich and London, FD's multi-lingual airline sector specialists handled multiple aspects of the internal and external communications across Europe, including media, investor, bondholder and creditor communications.

In Ireland, Gallagher and Kelly Public Relations, which was acquired in April, had an outstanding year delivering strong revenue growth. New client wins included Dell Computer Corporation, Microsoft, Vodafone and Coca-Cola. By the year-end Gallagher and Kelly Public Relations was clearly established as a leader in the dynamic Irish corporate and financial communications marketplace.

In Germany the FD brand continued to grow in strength, culminating with the completion of a joint venture with its longstanding affiliate Ahrens and Behrent to form Ahrens and Behrent Financial Dynamics (ABFD). Major projects included advising INA on its successful hostile bid for FAG Kugelfischer and advising Cinven on its acquisition of Kloecker. Through its join venture FD is now firmly established in this highly important European market, with ABFD acknowledged as the clear market leader in German-based M&A activity.

In North America, a challenging operating environment characterised by weakening economic conditions, the collapse of the IPO market and difficulties in key sectors such as technology, resulted in a decline in revenues at Morgen-Walke. Under a new management team a number of measures were taken to cut costs and extend the business's core investor relations capabilities through the addition of complementary services such as public relations and marketing communications. The action taken enabled the agency to deliver an improved performance in the second-half.

During the second half of the year a number of steps were also taken to increase transatlantic cross referral work, the most significant of which was the establishment of an FD team at Morgen-Walke. The combination has attracted a number of existing FD clients who require communications advice in the diverse US investor market, as well as new clients. A significant new client is Alcon, Nestle's eyecare division, which is one of the largest US IPOs in 2002.

The network has had a positive start to 2002 and each operation is better positioned in their respective markets to benefit from any upturn in corporate activity. The network's priority for the current year is to significantly increase cohesion between the various operating companies. To that purpose a new network management team has been created and a major project is under way to unite the European and North American businesses under a common brand by the middle of this year, with Japan set to follow in 2003.

With the demand for communications consultancy on an international scale increasing dramatically during recent years, the creation of a seamless global offer built around the network's existing strong hubs will mark an exciting new development phase for the network.

Operating and financial review

The Group suffered from the impact of the worldwide economic slowdown on marketing expenditures. As underlying revenue declined by 8.0% our operating margin fell from 12.0% to 6.0%. Widespread action was taken in 2001 to counter the downturn in our markets. During 2002, as incremental cost savings of over £30 million take effect, we aim to restore operating margins and deliver a recovery in earnings.

Arthur D'Angelo, Finance Director



2001 witnessed an unprecedented decline in marketing expenditures resulting in the most difficult trading conditions the industry has experienced in many years. The economic slowdown which began in North America, spread rapidly to Asia and Europe. The Group experienced revenue declines in most of the markets in which it operates, with clients changing spending plans at short notice.

In the first half of 2001, the Group showed flat underlying revenues. In the second half of the year, a continued decline in media spend, and cancellations in the Group's project-based operations resulted in a full year underlying revenue decline of 8.0%. The Group's ability to mitigate the impact of these revenue declines on profitability was limited in the short term, and as a result operating margins were significantly reduced in 2001.

Action has been taken throughout the Group's operations to reduce operating costs and restore the Group's ongoing margin prospects. The implementation of a wide ranging programme, including headcount reductions and a number of other cost related initiatives, resulted in an exceptional operating expense of £27.6 million ($39.7 million) in 2001. The Group is targeting incremental cost savings in excess of £30.0 million ($43.2 million) in 2002.

Revenue growth, where appropriate, has been disclosed on both a reported and an underlying basis, meaning at constant exchange rates and after taking the 2000 comparative revenues from acquisitions into account. In the sections that follow, operating profit, operating margin and earnings have been disclosed before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses, to highlight the underlying performance of the Group's operations.

Operating performance

Group revenues increased by 17.9% to £605.0 million ($871.2 million). However, revenues decreased by 8.0% on an underlying basis. Second-half revenue declines had a significant impact on profitability, with operating profit falling by 40.6% to £36.5 million ($52.6 million). The Group achieved an operating margin of 6.0% down from 12.0% in 2000.

Geographical analysis

United Kingdom

Reported revenues increased by 41.0% to £118.6 million ($170.8 million). On an underlying basis revenues decreased by 3.3%. Operating profits totalled £13.7 million ($19.7 million), with operating margins increasing to 11.5% from 9.4% in 2000, due to the margin contribution from the acquired Specialist Communications operations and improved profitability in the Group's advertising business.

Revenues by Geography


20%
31%
24%
25%

- ☐ United Kingdom
- ☐ North America
- ☐ Continental Europe
- ☐ Asia Pacific and Latin America

Revenues by Business Segment


74%
26%

- ☐ Advertising and Integrated Marketing
- ☐ Specialist Communications

Operating profit by Geography


38%
34%
16%
12%

- ☐ United Kingdom
- ☐ North America
- ☐ Continental Europe
- ☐ Asia Pacific and Latin America

Operating profit by Business Segment


58%
42%

- ☐ Advertising and Integrated Marketing
- ☐ Specialist Communications

North America
North American revenues increased by 28.1% to £190.3 million ($274.0 million). Revenues declined by 14.5% on an underlying basis. Operating profits totalled £12.3 million ($17.7 million) with operating margins decreasing to 6.5% from 10.7% in 2000. Significant declines were experienced in Specialist Communications, especially in project based areas and in servicing technology clients in North America. The Group's principal Advertising and Integrated Marketing businesses showed greater resilience, experiencing a more modest decline overall.

Continental Europe
Revenues in Continental Europe increased by 7.9% to £143.6 million ($206.8 million). Revenues declined by 1.9% on an underlying basis. Operating profits totalled £5.8 million ($8.4 million), with operating margins down to 4.0% from 12.0% in 2000. Underlying revenue growth, supported by a strong new business performance, in the first six months of 2001 was offset by a rapid deterioration in media spending across the region in the second half of the year, which had a significant impact on operating margins.

Asia Pacific and Latin America
Asia Pacific and Latin American revenues increased by 3.5% to £152.5 million ($219.6 million). On an underlying basis revenues decreased by 8.2%. Growth in Bates Asia, from multinational clients, particularly in Greater China, was offset by the difficult trading conditions in Korea and Australia, with both markets experiencing substantial cutbacks in client spending. Operating profits totalled £4.7 million ($6.8 million), with operating margins declining to 3.1% from 14.7% in 2000.

Business segment analysis
Advertising and Integrated Marketing
Advertising and Integrated Marketing revenues increased by 1.5% to £447.9 million ($645.0 million), but declined by 7.3% on an underlying basis. Operating profits totalled £21.3 million ($30.7 million) with operating margins declining to 4.8% from 10.3% in 2000, as significant revenue reductions in the second half impacted profitability.

Advertising and Integrated Marketing includes the results of the Group's advertising networks and 141 Worldwide, its global marketing services network.

Specialist Communications
Specialist Communications revenues increased by 119.7% to £157.1 million ($226.2 million). Revenues decreased by 10.2% on an underlying basis. Operating profits totalled £15.2 million ($21.9 million) with operating margins of 9.7% in 2001, down from 22.5% in 2000. Underlying revenue declines were most pronounced in the Group's North American Specialist Communications operations, due to the deferral and cancellation of project based assignments.

The Group's interactive operation, CCG.XM, incurred an operating loss of £4.0 million ($5.8 million) in 2001. Losses in 2000 amounted to £5.7 million ($8.7 million). CCG.XM has been retrenched and now forms part of the operations of 141 Worldwide.

Specialist Communications includes the results of the Group's healthcare marketing, business communications, branding and design and interactive operations. In future, the results of CCG.XM will be included as part of Advertising and Integrated Marketing.

Exceptional operating expenses
During 2001, Cordiant announced a wide ranging programme to reduce the Group's cost base. Headcount reductions and other cost-related initiatives including the merger or consolidation of a number of the Group's operating units and the closure or re-organisation of certain loss-making operations, resulted in a total exceptional operating charge of £27.6 million ($39.7 million) in 2001.

The exceptional operating charge included severance costs of £20.9 million ($30.1 million), and £6.7 million ($9.6 million) attributable to property provisions and asset write-downs. As a result of the action taken in 2001 the Group is targeting incremental cost savings in excess of £30.0 million ($43.2 million) in 2002.

Operating costs
The number of staff employed by the Group as at 31 December 2001 was 9,099, compared to 9,518 at the start of the year, showing a net decrease of 4.4% and 9.9% on an underlying basis taking acquisitions into account. During the year, gross headcount reductions through severance were 1,594, which represented 16.7% of opening headcount. Revenue per head decreased to £64,200 in 2001, a decrease of 1.2% at constant exchange rates. Total staff costs per head increased to £42,100 in 2001, an increase of 3.7% on the same basis.

The Group's total staff-cost-to-revenue ratio, excluding severance, increased in 2001 to 65.6%, an increase of 3.3% as a percentage of revenue. Fixed staff costs as a proportion of revenue increased in 2001 to 60.3%, from 54.3% in 2000. Variable staff costs as a proportion of revenue decreased from 7.9% in 2000, to 5.3% in 2001. These trends reflect the lag between a decline in revenue and reduced fixed staff costs from headcount reductions and the benefits of flexibility afforded by the variable element of total staff costs.

Operating and financial review
Continued

Operating margin


2001
6.0%
2000
12.0%

Group

Staff cost to revenue ratio


2001
65.6%
2000
62.5%

Group

Joint ventures and associates
In September 2001, Cordiant and Publicis Groupe SA completed the creation of the world's fourth-largest media communications group by the transfer of units of Optimedia and Zenith Media into the Zenith Optimedia Group, a new UK-based holding company. Cordiant holds 25% and Publicis Groupe SA 75% of the Zenith Optimedia Group.

The Group's share of operating profits, after goodwill amortisation in 2001 of £0.4 million ($0.6 million), primarily from Zenith and since 28 September 2001, the Zenith Optimedia Group, increased to £6.1 million ($8.8 million) from £5.6 million ($8.5 million) in 2000.

Financial items, taxation and returns attributable to shareholders
Net finance costs totalled £16.9 million ($24.3 million), which includes the Group's share of joint ventures and associated undertakings, interest income and imputed interest charged in accordance with FRS 12. Net finance costs in 2000 were £9.5 million ($14.4 million).

The tax charge for the year was £4.5 million ($6.5 million). Equity minority interests totalled £2.3 million ($3.3 million), a decrease of 60.3% from £5.8 million ($8.7 million) in 2000, due principally to weaker trading in Korea.

The 2000 results have been restated to reflect the adoption by the Group of FRS 19. This has led to a prior year adjustment of £4.1 million. Of this amount £2.5 million ($3.8 million) has resulted in the reduction in the tax charge shown in the 2000 profit and loss account, with the remaining £1.6 million ($2.4 million) recorded in the year ended 31 December 1999. The balance sheet as at 31 December 2000 has also been restated to show the creation of a deferred tax asset of £4.1 million.

Earnings attributable to Ordinary shareholders before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses were £14.1 million ($20.3 million). Adjusted diluted headline earnings per share was 3.6p (ADS 25.9¢) compared to 11.4p (restated) (ADS 86.6¢) in 2000. The reported loss, after goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses, attributable to Ordinary shareholders, was £277.6 million ($399.7 million).

Cash flow
Net operating cash outflow for the Group (defined as operating profit pre-exceptional charges plus depreciation, goodwill amortisation and impairment, less returns on investment and servicing of finance and taxation paid) totalled £23.8 million ($34.3 million). Capital expenditure and financial investment totalled £24.7 million ($35.6 million). Net cash outflow from acquisitions and disposals was £13.6 million ($19.6 million). Utilisation of property provisions totalled £3.3 million ($4.8 million).

Funding and capital structure
As at 31 December 2001 the Group had a net debt balance of £143.0 million ($208.8 million) and average net debt for the year was £171.0 million ($246.2 million). In 2000, average debt was £68.7 million ($104.4 million). The increase in average net debt is principally due to the deferred consideration paid in respect of Diamond Ad and the acquisition funding of the Lighthouse transaction both in September 2000, and the impact of reduced profitability and exceptional cash operating expenses in the second half of 2001 offsetting the underlying cash generation of the Group.

Cash balances in the Group's international operations averaged £55.9 million ($80.5 million) in 2001. While cash is often required for local funding purposes, the Group has a policy of repatriating all available cash to the centre to maximise core liquidity.

In April 2001, the Group issued $175.0 million of Guaranteed Senior Notes ("Notes") via a private placement. The proceeds of this issue were used to repay and cancel committed bank facilities of $175.0 million maturing in November 2001, leaving in place committed syndicated bank facilities of up to $225.0 million with a final maturity date of 30 November 2004.

In April 2002, the Group completed the re-negotiation of certain terms of its syndicated bank facilities and Notes. New financial covenants have been set to reflect the change in operating performance of the Group following the industry downturn in 2001. As a result of the requirement to amend the financial covenants, the Group will incur increased financing costs, further details of which are given in Note 22. The Group expects to incur incremental financing costs of approximately £5.0-£6.0 million per annum as a result of the renegotiation of the facilities, based on current debt levels. In addition, the Group is also subject to certain restrictions on its uses of cash flow, including acquisition payments, dividends and use of disposal proceeds. The holders of the Notes will be entitled to require the Company to repay them in November 2004 (or the date of any refinancing of the bank facilities if earlier) with a "make-whole" premium for prepayment, unless the Group meets certain financial tests at that time.

Goodwill amortisation and impairment
In accordance with FRS 10, purchased goodwill arising from acquisitions on and after 1 January 1998, had previously been capitalised as an intangible fixed asset and assigned an indefinite useful economic life. In light of developing best practice the Directors have taken the opportunity to re-evaluate the anticipated economic life of the goodwill on acquisitions made subsequent to 1 January 1998 and have revised their opinion that this has an indefinite life. From 1 January 2001, goodwill is amortised on


Operating margin
2001 11.5%
2000 9.4%
United Kingdom
2001 4.0%
2000 12.0%
Continental Europe
2001 6.5%
2000 10.7%
North America
2001 3.1%
2000 14.7%
Asia Pacific and Latin America
Revenue per head
2001 £64,200
2000 £65,000
Proportion of variable staff costs
2001 5.3%
2000 7.9%

a straight-line basis over useful economic lives of up to 20 years, from the date of acquisition. The full year goodwill amortisation charge in 2001 was £44.1 million ($63.5 million).

In addition to an annual amortisation charge, goodwill is reviewed for impairment at the end of the first full financial year following acquisition, and in other periods if events or changes in circumstance indicate that the carrying value may not be fully recoverable. The impact of the economic slowdown on the marketing communications sector has resulted in the carrying value of goodwill capitalised in respect of certain acquisitions being impaired. The goodwill impairment charge for 2001 was £224.8 million ($323.7 million).

Dividend
In view of the Group's requirements to preserve cash resources to support its operations and the restrictions agreed with the Group's principal lenders, the Board does not recommend the payment of a dividend in respect of 2001.

Corporate development
In November 2001 Cordiant completed the merger of Scholz & Friends with United Visions Entertainment (UVE). UVE specialises in the production of live entertainment programs for television and the internet. The merged operation, Scholz & Friends AG, is listed on the Geregelter Markt, the main German regulated market of the Frankfurt Stock Exchange. Scholz & Friends AG is the first publicly quoted advertising and marketing communications group in Germany, the world's third largest communications market. Cordiant owns 77% of Scholz & Friends AG.

During 2001 the Group made a number of strategic acquisitions to further enhance its position in key market segments. The acquisitions of Gallagher & Kelly, IBI and Bulletin International strengthened the Group's business communications and marketing services capabilities. In July 2001, Cordiant acquired PCI, a leading live communications agency based in London.

Financial risk management
Foreign exchange and interest rates exposures are managed centrally by the Group's treasury operation based in London and New York. The Board determines policies governing the use of financial instruments to manage risk. Foreign currency transaction exposures, where they arise, are hedged using spot and forward contracts. It is the Group's policy not to hedge foreign exchange translation exposure arising on the consolidation of overseas profits and net assets. Interest rate management is undertaken to ensure that the majority of the Group's borrowing requirements are protected from significant increases in interest rates. Targets for minimum liquidity against committed banking facilities are managed on a daily basis, and performance is regularly reported to the Board.

Accounting policies adopted
During the year a number of new financial reporting standards were introduced which have been adopted in these financial statements.

FRS 17 'Retirement Benefits' specifies how defined benefit pension schemes should be reflected in the financial statements. Full adoption of FRS 17 is not required until the 2003 financial statements. In accordance with the transitional rule contained in FRS 17, additional disclosures are set out in the balance sheet notes. The introduction of FRS 17 has had no material impact on the Group's financial statements.

The introduction of FRS 18 'Accounting Policies', which addresses the form and content of financial statements, has had no material impact on the Group's financial statements.

FRS 19 'Deferred Tax' replaces the partial provision basis of accounting for deferred tax with a system that in general requires provision for deferred tax on all timing differences at the balance sheet date. FRS 19 has resulted in the recognition of a deferred tax asset at 31 December 2001 and a prior year adjustment has also been made to reflect this asset. The corresponding primary statements and notes have also been restated to reflect the prior year adjustment.

Outlook
Trading conditions are likely to remain difficult in 2002 and the Group is not budgeting for a return to underlying revenue growth in the current year. Whilst the global slowdown appears to be stabilising we see little immediate prospect for growth.

Management is focused on delivering a recovery in earnings through stringent cost control that is targeted to improve operating margins by 50% in 2002, as the Group benefits from last year's cost reduction initiatives. The Group remains firmly committed to the medium-term strategy of growing the proportion of higher margin non-advertising revenues, but is focused in the short term on improving the operating performance of the core advertising businesses, which remains key to the Group's margin prospects.

Arthur D'Angelo
Finance Director

Directors



From left to right:

Charles Scott
Michael Bungey
Arthur D'Angelo
David Hearn
Peter Schöning
Jean de Yturbe
James Tyrrell
Dr Rolf Stomberg
Dudley Fishburn

Charles Scott (53) Chairman: joined the Board as Finance Director in January 1990. He was promoted to Chief Operating Officer in July 1991 and Chief Executive Officer in April 1993. In January 1995 he was appointed Chief Executive Officer and Acting Chairman, and in July 1995 was appointed Chairman. He is a non-executive director of several companies.

Michael Bungey (62) Chief Executive Officer: became Chairman and Chief Executive Officer of Bates Dorland and Bates Europe in 1988. He was appointed President and Chief Operating Officer of Bates Worldwide in 1993, Chief Executive Officer in April 1994 and Chairman in December 1994. He was appointed to the Board as Chief Executive Officer of Cordiant in December 1997 and relinquished his role as Chief Executive Officer and Chairman of Bates on the appointment of Mr Hearn in April 2002.

Arthur D'Angelo (50) Finance Director: joined Saatchi & Saatchi Holdings USA in 1987 and joined Bates USA in April 1994 as Executive Vice President and Chief Financial Officer. He was named Chief Financial Officer of Bates North America later that year, and was appointed Chief Financial Officer of Bates Worldwide in July 1995. He was appointed to the Board as Finance Director in December 1997 and stepped down from his position of Chief Financial Officer of Bates Worldwide in March 2001.

David Hearn (46) Director: joined Bates in April 2002 as Chairman and Chief Executive Officer of Bates Worldwide Inc. He was Chief Executive Officer and Managing Director of Goodman Fielder Ltd, Australia's largest food manufacturing company, from 1995 to 2001. Between 1991 and 1995 he was a Main Board Director at United Biscuits Plc, and Chief Executive, UB Snackfoods Europe. From 1989 to 1990 he was Vice President at Pepsico's European Snackfoods Division, 1986 to 1989 Managing Director, Smiths Crisps and 1984 to 1986 Managing Director of Del Monte UK. He was appointed to the Board in April 2002.



Peter Schöning (56) Director: joined Scholz & Friends in 1984 as Managing Director. He was named Managing Partner in 1987. In 1993 he was appointed Chief Executive Officer of Scholz & Friends and from 1995 he led the agency as Chairman and Chief Executive Officer. He was appointed to the Cordiant Board in December 1997 and appointed Chairman of the Supervisory Board of Scholz and Friends AG in 2001. He has been Chairman of Fitch:Worldwide since 2000.

Jean de Yturbe (55) Director: joined Bates in July 1993 as Chief Executive Officer of Bates France and was named Chairman of Bates Europe in January 1995. He was appointed to the Board in December 1997 and became Group President Bates Worldwide in December 1999. He relinquished his Bates role and was appointed Deputy President of Cordiant in March 2002.

James Tyrrell (61) Non-executive Director*: was Group Finance Director of London International Group until November 1997 and then Executive Director until August 1998. Previously, he was Group Finance Director of Abbey National Plc joining in 1982. Prior to this, he served in a number of senior executive positions with Thorn-EMI plc culminating as Managing Director of HMV Shops Limited. He was appointed to the Board in May 1998.

Dr Rolf Stomberg (62) Senior Independent Non-executive Director*: worked for The British Petroleum Company plc from 1970 to 1997 where he was Chief Executive Officer for B.P. Oil International and a B.P. Group Managing Director. He is Chairman of Management Consulting Group plc and serves on a number of UK and continental boards. He is also a Visiting Professor at Imperial College Management School, London. He was appointed to the Board in May 1998.

Dudley Fishburn (55) Non-executive Director*: is Associate Editor of The Economist, Treasurer of the National Trust, Chairman of H.F.C. Bank plc and a director of Philip Morris Inc. He was previously Member of Parliament for Kensington and Executive Editor of The Economist. He was appointed to the Board in May 1996.

* Member of Audit Committee and Remuneration and Nominations Committee

Corporate governance

Statement of compliance
In June 1998, the Stock Exchange published the Principles of Good Governance and the Code of Best Practice ("the Combined Code") which embraces the work of the Cadbury, Greenbury and Hampel Committees and became effective in respect of accounting periods ending on or after 31 December 1998. In September 1999 the Stock Exchange published 'Internal Control: Guidance for Directors on the Combined Code'. The Board has taken note of the recommendations contained in the Combined Code and the Guidance for Directors and fully endorses the general principles behind the recommendations made.

The Board is committed to high standards of corporate governance and has complied throughout the year with the provisions set out in Section 1 of the Combined Code provided that, for the reasons outlined on page 34, the Board continues to regard it as appropriate that certain Executive Directors have contractual arrangements in excess of one year or providing for payment on termination in certain circumstances by reference to more than one year's remuneration.

Also, with effect from the retirement of Professor Theodore Levitt in December 2001, and until the resignation of Ian Smith and William Whitehead on 31 March 2002, non-executive directors comprised less than one third of the Board.

The Board
The Board comprises six Executive Directors, including the Chairman who is responsible for running the Board, the Chief Executive Officer who has overall responsibility for running the Company's business and three non-executive members. The Board considers all three Non-executive Directors to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their other independent judgement.

In accordance with the recommendations of the Combined Code, Rolf Stomberg is the appointed Senior Independent Non-executive Director. The biographical details of the Board members are set out on pages 26 and 27.

The Board, which met on ten occasions in 2001, provides effective leadership and manages overall control of the Group's affairs via a schedule of matters reserved for its decision. This includes approval of the annual budget, major capital expenditure, significant acquisitions and disposals, risk management policies and the approval of financial statements. The Board is supplied in a timely manner with information in a form and of a quality to enable it to discharge its duties. The Board delegates certain of its responsibilities to Board committees with clearly defined authority and terms of reference. The composition and functions of these committees are described below.

The Audit Committee
The Audit Committee comprises the Non-executive Directors only and was chaired during the year by James Tyrrell.

The main duties of the Audit Committee are to:

> Review, on behalf of the Board, the financial statements and preliminary and interim results;

> Review the nature and scope of the external audit and the findings of the external auditors;

> Review, on behalf of the Board, the Group's systems of internal control;

> Review and direct the internal audit function; and

> Make recommendations to the Board concerning the appointment and remuneration of the external auditors.

The Audit Committee met on four occasions during 2001.

The ultimate responsibility for reviewing and approving the financial statements and preliminary and interim results remains with the Board.

The Remuneration and Nominations Committee
The principal functions of the Remuneration and Nominations Committee are to determine, on behalf of the Board and the shareholders, the Company's policy for executive remuneration and the remuneration packages of the Executive Directors and other senior executives. It also considers appointments to the Board of Directors and makes recommendations in this respect to the Board.

The Committee, which met on six occasions in 2001, comprises the Non-executive Directors only and is chaired by Dudley Fishburn.

The Risk Management Committee
The Risk Management Committee comprises both Executive and Non-executive Directors. During 2001, the members of the Committee were: Charles Scott (Chairman), James Tyrrell, Arthur D'Angelo and William Whitehead. The purpose of the Committee is to assist the Directors in discharging their responsibilities in respect of the internal control aspects of the Combined Code.

The main duties of the Risk Management Committee are to:

> Establish a risk-based approach to maintaining a sound system of internal control which is embedded in the business processes of the Group;

> Review regular reports from management, focusing on an assessment of the significant risks and the effectiveness of the system of internal control in managing those risks;

> Undertake an annual assessment of the significant risks facing the Group and the internal controls to manage those risks;

> Undertake an annual review for the purpose of making its public statement on internal control; and

> Review and direct the risk management services function.

Three meetings were held during the year.

Internal Controls
As required by the London Stock Exchange, the Company has complied with the Combined Code provisions on internal control by establishing the procedures necessary to implement the guidance and by reporting in accordance with that guidance.

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by the Group. This has been in place for the year under review up to the date of approval of the Annual Report and Accounts. The Risk Management Committee on behalf of the Board regularly reviews this process.

The Group's management operates a risk management process that identifies the key risks facing the Group as well as the risks facing individual operating units. This is overseen by the Risk Management Committee on behalf of the Board.

The processes used by the Board to review the effectiveness of the system of internal control include:

Risk Management Committee

- > Approving the scope of the annual Group risk management programme;

- > Reviewing the results of the risk identification process;

- > Providing input on risks and internal controls into the annual Board strategy discussions; and

- > Reviewing the effectiveness of the risk management process and discussing significant risk issues with the Board.

Audit Committee

- > Considering reports from internal and external audit on the system of internal control and any material control weaknesses; and

- > Reviewing the internal audit and external audit work plans.

Other procedures

- > The Group has guidelines for capital expenditure, which include annual budgets and appraisal and review procedures. Where businesses are being acquired, there are established authority levels and due diligence requirements. Post investment appraisals are performed for major investments.

- > The Group has a comprehensive system of financial reporting which includes an annual budget process, monthly reporting with rolling forecasts, half year and annual reporting to enable the Group to meet its public financial reporting requirements and bi-annual self certification by operating unit management on internal controls and compliance with Group policies.

- > The Group has certain centralised functions that are staffed by appropriately qualified individuals who draw on external professional advice. These include finance, tax, treasury, management information services, legal, company secretarial, risk management services and internal audit and investor relations.

At the year end, before producing the statement in the Annual Report and Accounts, the Board, through the Audit and Risk Management Committees, considers the following:

- > Self certification received from all operating units that, inter alia, they have maintained appropriate systems of internal control during the period under review and complied with Group policies; and

- > Reports from internal and external audit on any major problems that have occurred during the year end.

Directors' remuneration

The Board's report on Directors' remuneration is set out on pages 30 to 34.

Relations with Shareholders

The Directors place a high importance on maintaining good relationships with both institutional and private investors and, via an Investor Relations department, ensure that shareholders are kept informed of significant Company developments. Shareholders can access information on the financial statements and other up-to-date information on the Company via the Group's website at www.cordiantww.com. Members of the Board meet regularly with institutional shareholders and analysts, and the Directors welcome the opportunity to meet with private investors at the Company's general meetings, where shareholders are invited to ask questions and express views on the Company's business.

Accountability and audit

The Board is aware of its responsibility to present a clear and balanced assessment of the Group's financial position and prospects. This assessment is provided primarily in the statements from the Chairman and Chief Executive, in the Operating and financial review, and in the various reports from the Group's networks on pages 4 to 25.

On page 38, the Directors confirm their responsibilities in relation to the preparation and presentation of the financial statements.

Remuneration report

General Policy on Directors' Remuneration
The Company's remuneration policy aims to align the interests of directors and employees with those of its shareholders. It is the Remuneration Committee's policy that variable performance-related pay and incentives should account for an increasing proportion of the overall remuneration package of Directors and senior executives, when this is justified by an improvement in the Group's performance.

The principles of the executive remuneration programmes are (i) to provide competitive rewards, which will attract and retain high calibre management and which reflect individual responsibilities and experience; and (ii) to provide incentive arrangements which are subject to challenging performance targets reflecting the Company's objectives and which motivate executives to focus on both annual and longer-term performance.

In monitoring the competitiveness of its remuneration policy, the Committee compares all elements of remuneration and benefits for senior executives against a comparator group including the following peer companies: Grey Advertising Inc., Interpublic Group Inc., Omnicom Inc. and WPP Group plc.

The Group also participates in the Towers Perrin worldwide annual remuneration and benefits survey of the advertising industry.

Directors' Remuneration
The main components of the Executive Directors' remuneration are:

Salary
The basic salary for each Director is determined by taking into account an assessment of the Director's experience, responsibilities and market value. Salaries are reviewed annually. In line with a Group-wide pay freeze at senior levels, there has been no increase in the basic pay of the Executive Directors in 2002.

Annual Bonus
In addition to salary, all senior executives are eligible for an annual non-pensionable performance-related bonus. The bonus is designed to provide an incentive to achieve and exceed targets set by the Committee and to ensure that annual remuneration varies in line with both corporate and personal performance.

The annual bonus payable to each Executive Director is a percentage of salary based on, with respect to Messrs. Bungey and D'Angelo, the performance of Cordiant, and with respect to Messrs. de Yturbe, Smith and Whitehead, by reference to a combination of the performance of Cordiant and the business that each Director heads. Mr Hearn is entitled to an annual bonus, based on a percentage of salary, payable by reference to a combination of the performance of Cordiant and Bates Worldwide.

Mr Schöning relinquished his entitlement to a bonus based on the performance of Scholz & Friends with effect from 2001 in exchange for an option over 214,599 shares in Scholz & Friends AG. The option is exercisable subject to the shares in Scholz & Friends AG having a market value of more than Euro 1.0 per share on the option exercise date.

No bonus is payable to the Directors in respect of the year ended 31 December 2001.

Benefits in Kind
Benefits in kind typically include company car, pension, medical and life insurance.

Pension Arrangements
For all Executive Directors, only basic salary is pensionable. Their pension arrangements are as follows:

(a) Mr Bungey is a member of a small self-administered scheme to which Cordiant contributes 6% of his salary plus £15,000 per annum.

(b) Mr D'Angelo is entitled to an annual pension contribution of $7,500 and is also a member of the Bates Advertising USA, Inc. 401k plan.

(c) Mr de Yturbe is not a member of any company pension scheme. However, pursuant to French legislation, his salary is subject to state pension scheme contributions, which are included in the table on page 31.

(d) Mr Hearn is entitled to join the Bates Advertising USA, Inc. 401k plan.

(e) Mr Scott receives a Company contribution equivalent to 15% of his salary, which is paid into a personal pension scheme.

(f) Mr Whitehead is a member of the Bates Advertising USA, Inc. 401k plan and is also entitled to a pension from the age of 60 from his previous employer, Bates Canada Inc.

Directors' Remuneration

Year ended 31 December 2001	Salary £'000	Bonus £'000	As percentage of salary %	Long term incentive plans £'000	Benefits in kind £'000	Pension costs[1] £'000	Total remuneration £'000
Executive Directors							
Charles Scott (Chairman)	200	–	–	–	20	32	252
Michael Bungey (CEO)	653[2]	–	–	14	96	72[3]	835
Arthur D'Angelo	333	–	–	9	15	9	366
Jean de Yturbe	309	–	–	14	35	20	378
Peter Schöning	253	–	–	14	10	–	277
Ian Smith	313	–	–	10	29	–	352
William Whitehead	444	–	–	9	29	4	486
Non-executive Directors							
Dudley Fishburn	32	–	–	–	–	–	32
Professor Theodore Levitt	26	–	–	–	–	–	26
Dr Rolf Stomberg	31	–	–	–	–	–	31
James Tyrrell	35	–	–	–	–	–	35

Year ended 31 December 2000	Salary £'000	Bonus £'000	As percentage of salary %	Long term incentive plans £'000	Benefits in kind £'000	Pension costs[1] £'000	Total remuneration £'000
Executive Directors							
Charles Scott (Chairman)	200	–	–	–	20	22	242
Michael Bungey (CEO)	582	567	97	14	86	40	1289
Arthur D'Angelo	263	263	100	9	14	8	557
Jean de Yturbe	249	68	27	14	34	19	384
Peter Schöning	249	337	135	14	10	–	610
Ian Smith	296	80	27	–	26	–	402
William Whitehead	362	170	47	9	37	3	581
Non-executive Directors							
Dudley Fishburn	31	–	–	–	–	–	31
Professor Theodore Levitt	27	–	–		–	–	27
Dr Rolf Stomberg	29	–	–		–	–	29
James Tyrrell	35	–	–		–	–	35

(1) The amounts for pension costs disclosed in the Executive Directors' remuneration are based on the cash cost to the employing company of defined contribution schemes.

(2) Mr Bungey's salary includes an amount of £42,196 as part of a tax equalisation scheme in respect of tax paid on his remuneration under US tax law.

(3) Mr Bungey's pension costs include a special payment of £29,133 in respect of benefits due under the Cordiant Group Pension Scheme.

Long-term Incentive Schemes

Executive Share Option Scheme

The Executive Share Option Scheme, which replaced the Equity Participation Plan and Performance Share Option Scheme, was approved by shareholders on 12 June 2001.

Two types of options may be granted under the Scheme – market value options (for the majority of participants) and discounted options (mainly but not exclusively for Executive Directors of the Company). Participants who are granted discounted options must make a non-refundable advance payment at the time of grant equivalent to not less than 12.5% of the market value of the Ordinary shares the subject of the option at the time of grant. No further amount will be paid by such participants on exercise of the option.

The market value options will have an exercise price which is the market value of the Ordinary shares the subject of the option at the date of grant. That price is to be paid on exercise and no advance payment is required for the market value options.

Remuneration report

Options will not normally be exercisable unless the performance criteria set by the Remuneration Committee on grant have been achieved. Options granted to participants who are not Directors of the Company will only be exercisable if the annual percentage growth in the Company's earnings per share over the performance period exceeds both (a) the annual growth in the UK Retail Price Index over the same period by more than 3% and (b) 5% per annum. The options will only be exercisable in full if the Company's earnings per share growth exceeds 20% per annum. Options granted to individuals who are Directors of the Company will, as to 75% of the Ordinary shares under option, be exercisable in accordance with that earnings per share target and, in relation to the other 25%, be exercisable based on the total shareholder return performance of the Company measured against a comparator group initially comprising 24 similar companies. If the Company's performance is such as to place it in the top quartile among that group of companies, all of the latter part of the option will be exercisable. If the Company's performance is such as to place it below the median that part of the options will not be exercisable at all.

In June 2001, discounted options over 1,005,506 Cordiant shares were granted to 9 executives of which 815,000 were granted to the Executive Directors. No market value options were granted under the Scheme in 2001.

Equity Participation Plan
Participants in the Equity Participation Plan pay a cash sum to participate in the plan and the benefits, if any, depend upon the performance of the Group. Participants are eligible to receive shares if earnings per share (EPS) growth is higher than the annual increase in the UK Retail Price Index plus 2% over a three year period. If growth is below this hurdle rate, participants lose their investment. Above this level, shares are issued on a scale of EPS growth up to a maximum of eight times the number of shares that could have been acquired with the original investment. To achieve maximum allocation requires EPS growth of 25% compound per annum.

Half of the vested options are normally exercisable by participants three years after grant with the remainder exercisable one year later.

Awards to Directors of the Company vest as to one half depending on EPS growth as described above. The other half is determined on total shareholder return compared with a group of major publicly quoted advertising groups. The options granted to the Executive Directors in 1997 under the Plan vested in part during 2001, the remainder of the options lapsed. The Plan expired in December 2000 and no further options may be granted thereunder.

Performance Share Option Scheme
The Performance Share Option Scheme is broadly similar to the Equity Participation Plan. Options granted under the Scheme have an exercise price equal to market value at the time of grant.

Participants are required to agree to a salary or bonus sacrifice of up to £50,000 over a three year period. The sum payable is one eleventh of the exercise price of the options. This sacrifice is not offset against the exercise price payable. Participants are eligible to exercise their options dependent on the performance of the Group over a three year period. If EPS growth is higher than the UK Retail Price Index plus 2%, participants may exercise a proportion of the options based on a scale of EPS growth. Full exercise requires EPS growth of 25% compound per annum over three years.

One half of the eligible options become exercisable after three years and the remainder one year later.

The Scheme expired in December 2000 and no further options may be granted thereunder.

Zenith Scheme
A small number of subsisting options remain under an incentive scheme set up by the Company for senior executives of its former joint venture, Zenith. To participate, executives invest in the Scheme by cash payment or salary or bonus sacrifice. The Scheme is set up on the basis that a fixed monetary amount of benefit is determined which will be delivered by a combination of options over Cordiant shares and, if necessary, cash. Actual entitlement is determined by measuring the growth in Zenith's operating profit over a three year period. The Scheme expired in December 2000 and no further options may be granted thereunder. The awards which vested during the year were paid wholly in cash.

Other Schemes
The Company also has two executive share option schemes, which expired in 1997 or earlier, under which there are subsisting options. Options granted to participants were issued at market value at time of grant. Ordinary options are exercisable only if, over any three year period from the date of grant, there is an increase in earnings per share of the Company of between 2% and 6% more than the increase in the UK Retail Price Index. Super options cannot be exercised before the fifth anniversary of the date of grant and only then if the growth in earnings per share from the date of grant has been sufficient to place the Company in the top quartile of the FTSE 100 companies ranked by reference to growth in earnings per share.

Directors' Share Options and Equity Participation Rights

	Scheme	Original date of grant	Exercise price (pence)	No. of shares	Total exercise price/ contribution payable	Exercise period
M Bungey	Number 2 Scheme	10-04-92	108	74,814	£80,424	April 1997-April 2002
	Performance Option Scheme	03-05-95	73	67,498	£49,350	May 1998-May 2005
		11-08-95	95	67,497	£64,049	August 1998-August 2005
		19-04-96	130	150,000	£195,000	April 2001-April 2003
		23-04-97	132	75,000	£98,625	April 2000-April 2007
		23-04-97	132	75,000	£98,625	April 2002-April 2007
	Equity Participation Plan	18-12-97	105	447,280	£116,827	December 2000–December 2004
	Executive Share Option Scheme	25-06-01	198	225,000	£55,547	June 2004-June 2011
A D'Angelo	Performance Option Scheme	03-05-95	73	33,427	£24,439	May 1998-May 2005
		11-08-95	95	33,427	£31,720	August 1998-August 2005
		19-04-96	130	37,500	£48,750	April 1999-April 2006
		19-04-96	130	37,500	£48,750	April 2001-April 2003
		23-04-97	132	37,500	£49,313	April 2000-April 2007
		23-04-97	132	37,500	£49,313	April 2002-April 2007
	Equity Participation Plan	18-12-97	105	298,184	£77,884	December 2000-December 2004
	Executive Share Option Scheme	25-06-01	198	175,000	£43,203	June 2004-June 2011
J de Yturbe	Performance Option Scheme	03-05-95	73	40,498	£29,609	May 1998-May 2005
		11-08-95	95	40,498	£38,429	August 1998-August 2005
		19-04-96	130	45,000	£58,500	April 1999-April 2006
		19-04-96	130	45,000	£58,500	April 2001-April 2003
		23-04-97	132	45,000	£59,175	April 2000-April 2007
		23-04-97	132	45,000	£59,175	April 2002-April 2007
	Equity Participation Plan	18-12-97	105	298,184	£77,884	December 2000-December 2004
	Executive Share Option Scheme	25-06-01	198	140,000	£34,563	June 2004-June 2011
P Schöning	Performance Option Scheme	19-04-96	130	17,500	£22,750	April 2001-April 2003
		23-04-97	132	27,500	£36,163	April 2000-April 2007
		23-04-97	132	27,500	£36,163	April 2002-April 2007
	Equity Participation Plan	18-12-97	105	298,184	£77,884	December 2000-December 2004
	Executive Share Option Scheme	25-06-01	198	50,000	£12,344	June 2004-June 2011
C Scott	Demerger Number 2 Scheme	10-04-92	107	68,605	£73,749	April 1995-April 2002
		10-04-92	107	10,290	£11,062	April 1995-April 2002
	Demerger Performance Option Scheme	03-05-95	73	109,926	£80,370	May 2000-May 2002
		19-04-96	130	150,000	£195,000	April 2001-April 2003
		23-04-97	132	75,000	£98,625	April 2000-December 2004
		23-04-97	132	75,000	£98,625	April 2002-December 2004
I Smith	Performance Option Scheme	23-04-97	132	17,500	£23,013	April 2000-April 2007
		23-04-97	132	17,500	£23,013	April 2002-April 2007
	Equity Participation Plan	18-12-97	105	365,536	£54,519	December 2000-December 2004
	Executive Share Option Scheme	25-06-01	198	50,000	£12,344	June 2004-June 2011
W Whitehead	Performance Option Scheme	03-05-95	73	21,213	£15,509	May 1998-May 2005
		11-08-95	95	21,213	£20,129	August 1998-August 2005
		19-04-96	130	45,000	£58,500	April 1999-April 2006
		19-04-96	130	45,000	£58,500	April 2001-April 2003
		23-04-97	132	45,000	£59,175	April 2000-April 2007
		23-04-97	132	45,000	£59,175	April 2002-April 2007
	Equity Participation Plan	18-12-97	105	298,184	£77,884	December 2000-December 2004
	Executive Share Option Scheme	25-06-01	198	175,000	£43,203	June 2004-June 2011

Mr Bungey exercised options over a total of 137,211 shares on 1 May 2001, which, based on a market value of 257p on that day, gave rise to a gain of £167,633.42. He retained 65,007 Ordinary shares. On the same day, Mr Scott exercised options over 243,084 shares which gave rise to a gain of £296,980.58.

Other than as disclosed above, no options were granted to, or exercised by, Directors during the year, and no options lapsed during the year in respect of such Directors. All exercise prices for the share option schemes have been rounded to the nearest penny.

The Company's register of Directors' interests contains full details of Directors' shareholdings and options to subscribe.

During the year, the Company's Ordinary shares traded on The London Stock Exchange opening at 277p, with a high of 293.5p and a low of 54.5p during the year, closing at 95p on 31 December 2001.

Ownership Schemes
The Company operated "Ownership Schemes" prior to the demerger which allocated "network shares" to key executives, the value of the network shares increasing or decreasing in line with the network's performance against target. These Schemes were replaced by the Equity Participation Plan and the Performance Share Option Scheme. On acceptance of the invitation to participate in these new Schemes, the executives' awards under the Ownership Schemes crystallised at 50% of the value at 31 December 1997. The final benefits were paid to the executives during the year in accordance with the terms of the Schemes.

Awards to Directors under the Ownership Schemes were valued as follows:

	Value at 31 December 2000 £	2001 Cash Payment £
M Bungey	14,240	14,240
A D'Angelo	8,545	8,545
J de Yturbe	14,242	14,242
P Schöning	14,242	14,242
I Smith	10,221	10,221
W Whitehead	8,545	8,545

No awards were made under the Schemes during the year.

Service Agreements
With the exception of Peter Schöning and David Hearn, no Executive Director has a service agreement containing a notice period exceeding one year. However, if an Executive Director's service agreement is terminated by the Company within two years of a change of control, the Executive is entitled to payment based on up to two years' remuneration.

Mr Schöning has a service agreement with Cordiant in respect of his directorship of the Company which may be terminated at any time on 12 months' notice. His underlying contracts with Network Atlas GmbH and Fitch Worldwide Limited include a notice period of at least 12 months expiring at any time after 31 December 2003.

Mr Hearn has a service agreement with Bates Advertising USA, Inc. which may be terminated by the Company on ten business days' notice, such notice to be served not before 29 April 2004. If his employment is terminated by the Company thereafter, other than for cause or in certain other circumstances, he will be entitled to a severance payment equal to 18 months' basic salary and one year's expatriate allowance.

During the year, the Committee considered the notice periods and termination arrangements in the light of the Combined Code and continues to believe that they are appropriate for the Executive Directors given their seniority and value to the Company and the changes undergone by the Group in recent years.

In particular, the arrangements under Mr Hearn's contract are considered appropriate as service contracts providing for severance terms in excess of 12 months are common in the USA. Also, given that Mr Hearn and his family are moving from Australia to the USA, the Committee considered it reasonable for the Company to make a longer initial contractual commitment in order to ensure that he felt able to relocate. The Committee believes that the contract arrangements facilitate the relocation of a key executive and his deployment in the most effective manner for the benefit of the Group.

Compensation for Early Termination
The arrangements for termination of a senior executive's contract are decided by the Committee following consultation with the Chief Executive Officer. In some cases, the Committee will recommend a clean break with the individual concerned and a one-off payment will be made at the time of termination based on that individual's contract. In other cases, the Committee may recommend that the contractual entitlement of the individual be paid in instalments following termination.

Outside Directorships
No Executive Director may accept a non-executive directorship without the prior approval of the Committee. With the exception of Charles Scott and Michael Bungey, as at 19 April 2002, no Executive Director had a non-executive directorship.

Non-executive Directors' Remuneration
The Board determines the remuneration of the Non-executive Directors for their services as members of the Board and its Committees in accordance with the Company's Articles of Association. The Board retains discretion to approve additional payments for special services. The Non-executive Directors do not participate in any of the incentive or benefit schemes of the Group.

Directors' report

The Directors submit their annual report and audited financial statements for the year ended 31 December 2001, which were approved on behalf of the Board on 19 April 2002.

Review of the Group
The principal activity of the Company is that of a holding company for a global marketing communications group. On pages 4 to 7, the Chairman and Chief Executive Officer present a review of the business during the year and prospects for 2002.

Results and Dividends
The consolidated loss for the year after deducting taxation and minority interests amounted to £277.6 million (2000 restated: profit of £36.1 million). In view of the Group's requirements to preserve cash resources to support its operations and the restrictions agreed with the Group's principal lenders, the Board does not recommend the payment of a dividend in respect of 2001. The amount transferred to reserves in 2000 (restated) was £27.7 million.

Directors
With the exception of Professor Theodore Levitt, who retired from the Board on 17 December 2001, all the Directors served on the Board for the whole year under review. Ian Smith and William Whitehead resigned from the Board on 31 March 2002. Directors are given a briefing on their responsibilities as a director on appointment to the Board. Thereafter, individual guidance is provided as required.

The Company's Articles require the Directors to retire by rotation each year at the Annual General Meeting, such that each Director offers himself for re-election at least once every three years. Accordingly, Michael Bungey, Arthur D'Angelo and Jean de Yturbe will retire by rotation and will offer themselves for re-election at this year's Annual General Meeting. Mr Hearn, who was appointed to the Board in April 2002, retires but being eligible offers himself for re-election. With the exception of Mr Hearn, each of the retiring directors has a service agreement which may be terminated by the Company on 12 months' notice. Mr Hearn has a service agreement which may be terminated on 10 business days' notice, except that the Company may not give notice prior to 29 April 2004. Upon termination in certain circumstances, however, such Directors are entitled to payments based on more than one year's remuneration. Further details are set out on page 34.

Non-executive Directors do not have a service agreement, but are engaged under a letter of appointment.

The interests of the Directors in the Company's share capital as they appear in the register maintained by the Company pursuant to Section 325 of the Companies Act 1985 are as set out below:

	Beneficially owned ordinary shares		Ordinary share options and equity participation rights	
	31 December 2001	31 December 2000	31 December 2001	31 December 2000
Michael Bungey	267,997	55,990	1,182,089	1,537,130
Arthur D'Angelo	50,960	960	690,038	810,255
Jean de Yturbe	–	–	699,180	854,397
Dudley Fishburn	–	–	–	–
Peter Schöning	59,926	59,926	420,684	665,901
Charles Scott(1)	85,172	85,172	488,821	731,905
Ian Smith(2)	–	1,106,094	450,536	450,382
Rolf Stomberg	–	–	–	–
James Tyrrell	–	–	–	–
William Whitehead	12,787	787	695,610	815,827

(1) Includes options and shares in spouse's name.

(2) For disclosure purposes, Ian Smith was deemed to be interested in all of the 1,106,094 shares held by TCG Employee Investment Pty Ltd. His beneficial interest was limited to approximately 9% of the shares held by TCG Employee Investment Pty Ltd at any given time. On 8 January, 31 May and 1 June 2001, TCG Employee Investment Pty Ltd disposed of 700,000, 200,000 and 206,094 shares respectively.

The Directors' interests in the Company's share capital have not changed since 31 December 2001. No Director at any time during the year ended 31 December 2001 had any material interest in any contracts with the Company or any of its subsidiaries. None of the Directors at any time during the year ended 31 December 2001 or subsequently was interested in any debentures of the Company or shares or debentures of the Company's subsidiaries.

Directors' report

Principal Shareholders
As at 19 April 2002, there were 405,973,129 Ordinary shares in issue.

As at 19 April 2002, the Directors were aware of the following interests in 3% or more of the issued Ordinary share capital of the Company:

	Shares held	Percentage held
Harris Associates	42,004,070	10.47
Morley Fund Management	39,487,890	9.85
Putnam Investments Inc.	25,826,001	6.44
UBS Global Asset Management	22,700,777	5.66
Fidelity Investment Services Ltd	19,102,671	4.76
Threadneedle Asset Management	16,658,125	4.15
Legal & General Investment Management Ltd	14,365,903	3.58
Standard Life Investment	13,141,474	3.28

The above holdings may include American depositary receipts.

Policy on Payment of Creditors
Neither the Group nor the Company follows a formal code, but operates a prompt payment policy. Due to the global nature of the Group and varying local practices, the operating businesses are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. Payments to suppliers are made in accordance with those terms, provided that the supplier complies with all the relevant terms and conditions. Trade creditors for the Group, expressed as a number of days, were 67 (2000: 63).

Social and Environmental Policy
As a marketing communications group, the Group is primarily a service-based operation. Whilst the Board believes that the impact of the Group's activities on the environment is minimal, every effort is made to ensure that local operations conduct themselves with due consideration to environmental and social issues, in accordance with the Group's Policies and Procedures Manual and Standards of Business Conduct.

The key areas relevant to the Group include electronic communication, recycling and social investment. Every Group employee is connected via e-mail and the Group's Intranet, and major offices are connected via video-conferencing facilities. Offices are required by Group policy to minimise waste production, responsibly dispose of waste and maximise the recycling of materials. As a minimum standard all operating companies are expected to comply with local environmental regulations.

Group policy sets out clear commitments to human rights and the terms on which staff are employed. As an international group with operations in over 80 countries, the Group seeks to ensure that each of its operations adopts responsible business practices that avoid contributing to, or perpetuating human rights abuses in countries governed by repressive regimes. The Group fully supports the stance being taken by institutional investors on countries with poor human rights records and adopts Group policies designed to ensure that its operations maintain high standards and adopt responsible business practices.

Employee Matters
The Company encourages staff involvement in the Group's performance via a combination of employee bonus and share option schemes. During the year, the Group's Intranet was further enhanced to become the primary method of consulting with staff and keeping them informed of the Group's aims and performance. Where local law permits, the Group recruits, employs and develops staff on the basis of their qualifications and experience regardless of sex, marital status, race, nationality, age or religion. Likewise, it is Group policy to give full and fair consideration to applications for employment from, the training, career development and promotion of, disabled people and those who become disabled whilst in the Company's employ, having regard to their particular abilities and aptitudes.

Charitable Contributions
Each business within the Group is responsible for its own policy on charitable donations, thus allowing companies to support local organisations and initiatives. Support may include pro bono or not-for-profit work as well as a variety of individual and company-sponsored fundraising activities. The Group made charitable donations of £231,000 in the year (2000: £117,000) of which £35,000 was paid to UK-based charities (2000: £14,000). It is Group policy not to make donations to political parties.

Introduction of the Euro
As of 1 January 2002, the Group's European companies introduced the Euro as their reporting currency. The cost of introducing the Euro as the functional currency in the Group's European companies was not significant.

Auditors
KPMG Audit Plc have indicated their willingness to continue in office and a resolution re-appointing them as auditors and authorising the Directors to determine their remuneration will be proposed at the Annual General Meeting.

Special Business at Annual General Meeting
Full details of the business of the Annual General Meeting appear in the Notice of Meeting. Three Special Resolutions and one Ordinary Resolution will be proposed.

Ordinary Resolution 4 will renew the Directors' general authority to allot relevant securities (i.e. Ordinary shares and rights to subscribe for or convert into Ordinary shares) up to an aggregate nominal amount of £66,985,000, which represents approximately 33% of the issued share capital as at 19 April 2002.

Subject to passing Resolution 4 above, Special Resolutions 5 and 6 will be proposed. Resolution 5 will renew the Directors' power to allot equity securities for cash (i) by means of a rights issue made other than in accordance with statutory pre-emption rights; (ii) for the purposes of employee share and incentive schemes; and (iii) to satisfy consideration payable in Cordiant shares in respect of acquisitions by subsidiaries of Cordiant where the consideration received by Cordiant for the allotment of Cordiant shares consists of cash paid by, or obligations to pay cash of, a subsidiary.

In relation to (ii) above, statutory pre-emption rights do not normally apply to allotments of shares pursuant to employee share schemes but the power is proposed to be taken for the avoidance of doubt because certain schemes may not fall within the statutory definition of an "employee share scheme" because employees of subsidiary companies of Zenith Optimedia Group Limited, an associated company, are allowed to participate.

Special Resolution 6 will give the Directors power, in addition to the powers conferred by Resolution 5, to allot equity securities for cash other than in accordance with statutory pre-emption rights, up to an aggregate nominal amount of £10,149,000 (representing approximately 5% of the issued Ordinary share capital of the Company as at 19 April 2002).

Special Resolution 7 will authorise the Company to make market purchases of up to 40,597,000 of its Ordinary shares (being equivalent to approximately 10% of the issued share capital of the Company as at 19 April 2002). The Directors have no current intentions to make such purchases but consider it appropriate to maintain flexibility. Such purchases would only be made if permitted under the Company's agreements with its principal lenders and if the Directors believe, having considered the market conditions prevailing at the time, that such purchases would be to the benefit of the Group and would be earnings-enhancing. These purchases, if any, would be subject to a maximum price per share of 5% above the average of the middle market price of the Ordinary shares according to the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase and a minimum price equal to the nominal value of 50p per share. No shares have been purchased pursuant to the similar authority granted at the Annual General Meeting in 2001.

As at 19 April 2002, options to subscribe for an aggregate of 21,816,980 Ordinary shares were outstanding under the Company's employee share schemes, being equivalent to 5.4% of the issued Ordinary share capital of the Company as at that date. If the authority to be conferred by this resolution were utilised in full, such outstanding options would be equivalent to 6.0% of the issued Ordinary share capital of the Company as reduced by the market purchase of shares.

The authority and powers proposed to be conferred by Resolutions 4, 5, 6 and 7 described above will replace the Directors' existing general allotment authority and powers, to the extent not already utilised. They will expire on the date of the Annual General Meeting of the Company held in 2003, or on 25 September 2003, if earlier, unless previously revoked, varied or renewed, and except that allotments may be made after the time of expiry pursuant to agreements entered into prior to that time.

Except for the issue of Cordiant shares and grant of options over Cordiant shares pursuant to employee share schemes and for issues of Cordiant shares to satisfy consideration payable in respect of past or possible future acquisitions, the Directors have no present intention of exercising such authority and powers, but consider it prudent to maintain flexibility for the future.

On behalf of the Board

Denise Williams ACIS, Secretary
121-141 Westbourne Terrace
London W2 6JR

19 April 2002

Statement of Directors' responsibilities

The Directors are required by company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

> Select suitable accounting policies and then apply them consistently;

> Make judgements and estimates that are reasonable and prudent;

> State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

> Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

The Directors confirm that the financial statements comply with the above requirements.

The Directors are responsible for maintaining adequate accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the members of Cordiant Communications Group plc

We have audited the financial statements on pages 40 to 71.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Report. As described on page 40, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

19 April 2002

Consolidated profit & loss account

	Note	Continuing Operations 2001 £m	Continuing Operations Acquisitions 2001 £m	Total 2001 £m	2000 Restated (see note 1) £m
Turnover					
Group and share of joint ventures		3,454.6	45.2	3,499.8	3,223.0
Less: Share of joint ventures		(1,064.8)	–	(1,064.8)	(881.5)
Group turnover		2,389.8	45.2	2,435.0	2,341.5
Cost of sales		(1,805.2)	(24.8)	(1,830.0)	(1,828.5)
Revenue					
Group and share of joint ventures		619.5	20.4	639.9	538.4
Less: Share of joint ventures		(34.9)	–	(34.9)	(25.4)
Group revenue	2	584.6	20.4	605.0	513.0
Operating expenses before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses	5	(552.4)	(16.1)	(568.5)	(451.6)
Group operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses		32.2	4.3	36.5	61.4
Goodwill amortisation	14	(38.0)	(6.1)	(44.1)	–
Exceptional goodwill impairment charges	14	(196.6)	(28.2)	(224.8)	–
Exceptional operating expenses	6	(26.9)	(0.7)	(27.6)	–
Group operating (loss)/ profit	2	(229.3)	(30.7)	(260.0)	61.4
Share of operating profits:					
Joint ventures	3			4.7	3.4
Associated undertakings	3			1.4	2.2
(Loss)/ profit on ordinary activities before interest and tax				(253.9)	67.0
Net interest payable and similar items	7			(16.0)	(8.4)
FRS 12 – finance charge	1,25			(0.9)	(1.1)
Net finance costs				(16.9)	(9.5)
(Loss)/ profit on ordinary activities before tax				(270.8)	57.5
Tax on ordinary activities	8			(4.5)	(15.6)
(Loss)/ profit on ordinary activities after tax				(275.3)	41.9
Equity minority interests				(2.3)	(5.8)
(Loss)/ profit attributable to Ordinary shareholders				(277.6)	36.1
Dividends	9			–	(8.4)
Retained (loss)/ profit for the financial year	27			(277.6)	27.7
Basic (loss)/ earnings per Ordinary share	10			(71.3)p	12.3p
Diluted (loss)/ earnings per Ordinary share	10			(71.3)p	11.4p
Basic headline (loss)/ earnings per Ordinary share	10			(2.1)p	12.3p
Diluted headline (loss)/ earnings per Ordinary share	10			(2.1)p	11.4p
Adjusted basic headline earnings per Ordinary share	10			3.6p	12.3p
Adjusted diluted headline earnings per Ordinary share	10			3.6p	11.4p
Ordinary dividend per share	9			–	2.1p

Consolidated profit & loss account

	Continuing Operations			
	2001 US$m	Acquisitions 2001 US$m	Total 2001 US$m	2000 Restated (see note1) US$m
Turnover				
Group and share of joint ventures	4,974.6	65.1	5,039.7	4,899.0
Less: Share of joint ventures	(1,533.3)	–	(1,533.3)	(1,339.9)
Group turnover	3,441.3	65.1	3,506.4	3,559.1
Cost of sales	(2,599.5)	(35.7)	(2,635.2)	(2,779.4)
Revenue				
Group and share of joint ventures	892.1	29.4	921.5	818.2
Less: Share of joint ventures	(50.3)	–	(50.3)	(38.5)
Group revenue	841.8	29.4	871.2	779.7
Operating expenses before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses	(795.4)	(23.2)	(818.6)	(686.4)
Group operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses	46.4	6.2	52.6	93.3
Goodwill amortisation	(54.7)	(8.8)	(63.5)	–
Exceptional goodwill impairment charges	(283.1)	(40.6)	(323.7)	–
Exceptional operating expenses	(38.7)	(1.0)	(39.7)	–
Group operating (loss)/ profit	(330.1)	(44.2)	(374.3)	93.3
Share of operating profits:				
Joint ventures			6.7	5.2
Associated undertakings			2.0	3.3
(Loss)/ profit on ordinary activities before interest and tax			(365.6)	101.8
Net interest payable and similar items			(23.0)	(12.7)
FRS 12 – finance charge			(1.3)	(1.7)
Net finance costs			(24.3)	(14.4)
(Loss)/ profit on ordinary activities before tax			(389.9)	87.4
Tax on ordinary activities			(6.5)	(23.7)
(Loss)/ profit on ordinary activities after tax			(396.4)	63.7
Equity minority interests			(3.3)	(8.7)
(Loss)/ profit attributable to Ordinary shareholders			(399.7)	55.0
Dividends			–	(12.8)
Retained (loss)/ profit for the financial year			(399.7)	42.2
Basic (loss)/ earnings per ADS			(513.4)¢	93.5¢
Diluted (loss)/ earnings per ADS			(513.4)¢	86.6¢
Basic headline (loss)/ earnings per ADS			(15.1)¢	93.5¢
Diluted headline (loss)/ earnings per ADS			(15.1)¢	86.6¢
Adjusted basic headline earnings per ADS			25.9¢	93.5¢
Adjusted diluted headline earnings per ADS			25.9¢	86.6¢
Ordinary dividend per ADS			–	16.0¢
Average rate of exchange			1.44	1.52
Closing rate of exchange			1.46	1.49

* The US$ figures are presented for convenience purposes only, according to UK GAAP, and are translated at the average rate shown above.
** One American Depository Share (ADS) is equivalent to five Ordinary shares.

Consolidated cash flow statement

	Note	2001 £m	2000 £m
Net cash inflow from operating activities	11	43.4	45.3
Dividends from associated undertakings and joint ventures		5.3	1.6
Returns on investments and servicing of finance	12	(17.2)	(11.5)
Taxation	12	(13.4)	(11.3)
Capital expenditure and financial investment	12	(24.7)	(23.5)
Acquisitions and disposals	12	(13.6)	(46.8)
Equity dividends paid		(8.1)	(5.1)
Cash outflow before financing		(28.3)	(51.3)
Management of liquid resources	12	0.6	5.2
Issue of ordinary share capital		4.1	8.3
External loans drawn less repaid		(70.1)	53.4
Guaranteed senior loan notes due after one year		119.9	–
Other movements		(1.7)	0.5
Net cash inflow from financing		52.8	67.4
Increase in cash for the year		24.5	16.1
Reconciliation of net cash flow to movement in net funds:			
Increase in cash for the year		24.5	16.1
Cash inflow from debt financing		(48.7)	(56.3)
Cash inflow from cash deposits		(0.6)	(5.2)
Loans acquired with subsidiaries		(6.8)	(66.2)
Translation difference and non-cash movements		0.5	(2.7)
Movement in net funds in the year		(31.1)	(114.3)
Net (debt)/ funds at beginning of year		(111.9)	2.4
Net debt at end of year	13	(143.0)	(111.9)

Consolidated statement of total recognised gains and losses

	Note	2001 £m	2000 Restated (see note 1) £m
(Loss)/ profit attributable to Ordinary shareholders		(277.6)	36.1
Translation adjustment	27	3.7	(1.3)
Unrealised gain on disposal of joint venture and subsidiary undertaking	27	44.4	–
Total recognised (losses)/ gains relating to the year		(229.5)	34.8
Prior year adjustment (as explained in note 1)		4.1	
Total recognised losses since last annual report		(225.4)	

Of the £4.1 million prior year adjustment for deferred tax, £2.5 million arose in the year ended 31 December 2000 and £1.6 million was recorded in the year ended 31 December 1999.

Consolidated balance sheet

	Note	2001 £m	2000 Restated (see note 1) £m
Fixed assets			
Intangible assets – goodwill	14	478.3	711.8
Tangible assets	17	60.6	59.6
Investments	18	17.9	11.8
Investments in joint ventures			
Share of gross assets	19	152.9	–
Goodwill	19	38.2	–
Share of gross liabilities	19	(164.9)	–
		26.2	–
		583.0	783.2
Current assets			
Work in progress		24.8	33.6
Debtors – due within one year	20	418.3	456.8
Debtors – due after one year	20	27.4	25.5
Investments	21	0.9	2.4
Cash at bank and in hand		123.5	99.8
		594.9	618.1
Creditors – due within one year	22	(556.3)	(741.7)
Net current assets/ (liabilities)		38.6	(123.6)
Total assets less current liabilities		621.6	659.6
Creditors – due after one year	22	(264.0)	(130.7)
Provision for joint venture deficit			
Share of gross assets	19	–	130.6
Share of gross liabilities	19	–	(142.7)
	19	–	(12.1)
Provisions for liabilities and charges	25	(40.5)	(40.6)
Net assets		317.1	476.2
Capital and reserves			
Called up share capital	26,27	200.4	182.3
Share premium account	27	178.4	137.2
Other reserves	27	214.4	311.5
Profit and loss account	27	(286.4)	(163.6)
Equity shareholders' funds		306.8	467.4
Equity minority interests		10.3	8.8
Total capital employed		317.1	476.2

The reconciliation of movement in equity shareholders' funds is given in note 27 on page 62.

These financial statements were approved by the Board of Directors on 19 April 2002, and were signed on its behalf by Arthur D'Angelo, Finance Director.

Company balance sheet

	Note	2001 £m	2000 £m
Fixed assets			
Investments	18	597.5	764.4
Current assets			
Debtors	20	1.3	0.4
Cash at bank and in hand		–	42.8
		1.3	43.2
Creditors – due within one year	22	(25.0)	(136.6)
Net current liabilities		(23.7)	(93.4)
Total assets less current liabilities		573.8	671.0
Creditors – due after one year	22	–	(1.5)
Net assets		573.8	669.5
Capital and reserves			
Called up share capital	26,27	200.4	182.3
Share premium account	27	178.4	137.2
Other reserves	27	170.4	311.5
Profit and loss account	27	24.6	38.5
Equity shareholders' funds		573.8	669.5

These financial statements were approved by the Board of Directors on 19 April 2002, and were signed on its behalf by Arthur D'Angelo, Finance Director.

Notes to the financial statements

1 Principal accounting policies

Basis of accounting
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards and with the Companies Act 1985, except as noted below.

The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

New accounting standards
FRS 17 "Retirement Benefits" has been introduced during the year. The transitional rule contained in the standard has been applied resulting in some extra disclosures in the notes to the balance sheet. There has been no material impact on the Group's financial statements.

FRS 18 "Accounting Policies" has been adopted during the year. This has had no material impact on the Group's financial statements.

FRS 19 "Deferred Tax" has been adopted during the year. This has resulted in the recognition of a deferred tax asset on the balance sheet and a corresponding prior year adjustment has been made to reflect this. The comparative primary statements and notes have been restated to reflect its adoption.

Consolidation
The consolidated financial statements incorporate the financial statements of Cordiant Communications Group plc and all its subsidiary undertakings made up to 31 December 2001. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition and up to the date of disposal. In accordance with the Companies Act 1985, s230(4), a separate company profit and loss account of Cordiant Communications Group plc is not presented although it was approved by the Directors on 19 April 2002.

Turnover, cost of sales and revenue
Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Revenue is derived from commissions or fees. Traditionally, revenue was calculated as a commission based on total media and production expenditure. In recent years, changes in compensation arrangements have meant that revenue has become a mixture of commissions and fees, which are negotiated and agreed with clients on an individual basis. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement.

For project based businesses, revenue is derived from a mixture of fees for services performed and retainer fees, which are specific to the contract with the client. In such cases, revenue is recognised when the service has been performed, in accordance with the contractual arrangements and the stage of completion of the work.

Pension costs
Retirement benefits for employees of most companies in the Group are provided by either defined contribution or defined benefit schemes, which are funded by contributions from Group companies and employees.

The Group's share of contributions to defined contribution schemes is charged against profits of the year for which they are payable and the cost of providing defined benefits is charged against profit, in accordance with the recommendations of independent actuaries, in such a way as to provide for the liabilities evenly over the remaining working lives of the employees.

Employee share schemes
Payments made by participants to acquire options under the Equity Participation Plan and the Executive Share Option Scheme (together the Plans) are credited to capital as 'Shares to be issued'. The estimated cost of awards is expensed as a charge to the profit and loss account on a straight-line basis over the period to which the performance criteria of the Plan relate. In compliance with UITF abstract 17 "Employee share schemes", the periodic charge to the profit and loss account is credited to reserves. On exercise of options under the Plan the original cash paid by employees to participate in the scheme is transferred from shares to be issued to share capital and share premium.

Leases
Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over the shorter of its estimated useful life and the lease term. Future instalments under such leases, net of finance charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligation for future instalments.

All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight-line basis over the life of the lease.

Goodwill
Purchased goodwill arising in respect of acquisitions before 1 January 1998 (including any additional goodwill estimated to arise from contingent capital payments) was written off to reserves in the year of acquisition. Goodwill written off directly to reserves and not previously charged to the Group's profit and loss account is included in determining the profit or loss on disposal of a subsidiary.

Purchased goodwill arising from acquisitions on and after 1 January 1998 has been capitalised as an intangible fixed asset.

In light of developing best practice, the Directors have taken the opportunity to re-evaluate the anticipated economic life of the goodwill arising on existing acquisitions made subsequent to 1 January 1998 and have revised their opinion that this has an indefinite life. As a result, from 1 January 2001, goodwill arising from acquisitions on and after 1 January 1998 is amortised on a straight-line basis over its useful life up to a 20 year period, from date of acquisition.

In the prior year, the financial statements departed from the specific requirement of companies legislation to amortise goodwill over a finite period, in order to give a true and fair view. The impact in 2000 of the change in amortisation policy has not been quantified.

Goodwill is reviewed for impairment at the end of the first full financial year following the acquisition, and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Fixed assets
Tangible fixed assets are stated at historical cost less accumulated depreciation. Additions, improvements and major renewals are capitalised. Maintenance repairs and minor renewals are expensed as incurred. The cost of tangible fixed assets less the estimated residual value is written off by equal annual instalments over the expected useful lives of the assets as follows:

Long leasehold properties:	– 50 years.
Short leasehold properties with terms of less than 50 years:	– Period of lease.
Furniture and equipment:	– Between 4 and 10 years.
Motor vehicles:	– 4 years.

Long-term investments are valued at cost, less amounts provided for any permanent diminution in value.

Notes to the financial statements

Joint ventures and associated undertakings
The Group's share of the profits less losses of all significant joint ventures and associated undertakings is included in the Group profit and loss account. The carrying value of significant joint ventures and associated undertakings in the Group balance sheet is calculated by reference to the Group's equity in the net assets of such undertakings.

Work in progress
Work in progress is stated at the lower of cost and net realisable value, and comprises mainly outlays incurred on behalf of clients, and work in progress under project arrangements. Provision is made for irrecoverable costs where appropriate.

Deferred taxation
The Group adopted FRS 19 "Deferred Tax" during the year. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

A prior year adjustment arose on the implementation of FRS 19. The impact on the year ended 31 December 2000 was to increase profit after tax and retained profits by £2.5 million. Shareholder funds prior to 2000 have been increased by £1.6 million.

Property provisions
In accordance with FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", the Group's property provisions have been discounted, using a risk-free rate, to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income and certain risk factors) where the space is vacant or currently not planned to be used for ongoing operations. The periodic unwinding of the discount is treated as an imputed interest charge and is disclosed under net financial items.

Debt finance costs
Finance costs associated with the issuance of debt and other capital instruments are charged to the profit and loss account over the term of the instrument.

Derivatives
Interest rate swaps
The net interest paid or received under interest rate swaps is recorded on an accruals basis and included within net interest in the profit and loss account.

Interest rate caps
The Group also manages interest rate exposure via interest rate caps, which are accounted for on an accruals basis.

Forward exchange contracts
Forward exchange contracts are used by the Group to hedge known cross-currency cash flows. These instruments are accounted for as hedges from the inception of the contract.

Where the instrument is used to hedge against future settlement of transactions, gains and losses are recognised at the inception of the hedge in the profit and loss account.

If the underlying exposure changes, or ceases to exist, the contract is terminated and the exchange gain or loss on termination is recognised in the profit and loss account immediately. Profit and loss accounts and cash flow statements in foreign currencies are translated into sterling at the average rate during the year, with the year end adjustment to closing rates being taken to reserves. Assets and liabilities in foreign currencies are translated using the rates of exchange ruling at the balance sheet date.

Note 30 sets out all related FRS 13 "Derivatives and Other Financial Instruments" disclosures.

Exchange gains and losses
Gains and losses on translation of the opening net assets of overseas subsidiaries and those arising from the retranslation of long-term foreign currency borrowing used to finance foreign currency investments, are taken to reserves.

All other exchange differences are taken to the profit and loss account.

The Group's principal trading currencies and the exchange rates used against £ sterling are as follows:

	Average rates		Closing rates	
	2001	2000	2001	2000
US Dollar	1.44	1.52	1.46	1.49
Euro	1.61	1.64	1.63	1.59
Australian Dollar	2.79	2.61	2.84	2.69
Korean Won (000s)	1,860	1,710	1,910	1,890

2 Segmental information

Group revenue by geographical area	Continuing Operations 2001 £m	Continuing Operations Acquisitions 2001 £m	Total 2001 £m	2000 £m
United Kingdom	113.1	5.5	118.6	84.1
North America	186.2	4.1	190.3	148.5
Continental Europe	138.1	5.5	143.6	133.1
Asia Pacific and Latin America	147.2	5.3	152.5	147.3
Total	584.6	20.4	605.0	513.0

Operating profit by geographical area	Continuing Operations 2001 £m	Continuing Operations Acquisitions 2001 £m	Total 2001 £m	2000 £m
United Kingdom	12.0	1.7	13.7	7.9
North America	12.0	0.3	12.3	15.9
Continental Europe	4.7	1.1	5.8	16.0
Asia Pacific and Latin America	3.5	1.2	4.7	21.6
Group operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses	32.2	4.3	36.5	61.4
Goodwill amortisation and exceptional goodwill impairment charges	(234.6)	(34.3)	(268.9)	–
Exceptional operating expenses	(26.9)	(0.7)	(27.6)	–
Total operating (loss)/ profit	(229.3)	(30.7)	(260.0)	61.4

The Directors consider that it is more appropriate to show a geographical analysis of revenue than turnover. Revenue by geographic destination is not materially different from revenue by geographic origin.

Total operating (loss)/ profit after goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses by geographical area is: United Kingdom £(45.2) million (2000: £7.9 million), North America £(160.4) million (2000: £15.9 million), Continental Europe £(10.3) million (2000: £16.0 million) and Asia Pacific and Latin America £(44.1) million (2000: £21.6 million).

Net assets by geographical area	Continuing Operations 2001 £m	Continuing Operations Acquisitions 2001 £m	Total 2001 £m	2000 £m
United Kingdom	(13.1)	(3.9)	(17.0)	(30.7)
North America	(35.5)	1.5	(34.0)	(25.6)
Continental Europe	17.8	2.3	20.1	24.0
Asia Pacific and Latin America	(7.4)	(0.2)	(7.6)	(17.2)
	(38.2)	(0.3)	(38.5)	(49.5)
Goodwill and investments in joint ventures and associates	476.1	35.5	511.6	705.4
Deferred and contingent cash consideration	(13.0)	–	(13.0)	(67.8)
Net financial items	(124.4)	(18.6)	(143.0)	(111.9)
Net assets	300.5	16.6	317.1	476.2

Net financial items include cash at bank, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

Net assets before net financial items by geographical area are: United Kingdom £187.3 million (2000: £179.7 million), North America £155.5 million (2000: £279.0 million), Continental Europe £72.6 million (2000: £69.1 million) and Asia Pacific and Latin America £44.7 million (2000: £60.3 million).

2 Segmental information (continued)

Group revenue by business segment	Continuing Operations 2001 £m	Continuing Operations Acquisitions 2001 £m	Total 2001 £m	2000 £m
Advertising and Integrated Marketing	441.3	6.6	447.9	441.5
Specialist Communications	143.3	13.8	157.1	71.5
Total	584.6	20.4	605.0	513.0

Operating profit by business segment	Continuing Operations 2001 £m	Continuing Operations Acquisitions 2001 £m	Total 2001 £m	2000 £m
Advertising and Integrated Marketing	19.9	1.4	21.3	45.3
Specialist Communications	12.3	2.9	15.2	16.1
Operating profit before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses	32.2	4.3	36.5	61.4
Goodwill amortisation, exceptional goodwill impairment charges	(234.6)	(34.3)	(268.9)	–
Exceptional operating expenses	(26.9)	(0.7)	(27.6)	–
Total operating (loss)/ profit	(229.3)	(30.7)	(260.0)	61.4

The directors consider that it is more appropriate to show a business segment analysis of revenue than turnover.

Total operating (loss)/ profit after goodwill amortisation, exceptional impairment charges and exceptional operating expenses by business segment are: Advertising and Integrated Marketing £(62.5) million (2000: £45.3 million) and Specialist Communications £(197.5) million (2000: £16.1 million).

Net assets by business segment	Continuing Operations 2001 £m	Continuing Operations Acquisitions 2001 £m	Total 2001 £m	2000 £m
Advertising and Integrated Marketing	(35.7)	(2.4)	(38.1)	(60.7)
Specialist Communications	(2.5)	2.1	(0.4)	11.2
	(38.2)	(0.3)	(38.5)	(49.5)
Goodwill and investments in joint ventures and associates	476.1	35.5	511.6	705.4
Deferred and contingent cash consideration	(13.0)	–	(13.0)	(67.8)
Net financial items	(124.4)	(18.6)	(143.0)	(111.9)
Net assets	300.5	16.6	317.1	476.2

Net financial items include cash at bank, cash deposits included in current asset investments, loans and overdrafts, and obligations under finance leases and hire purchase commitments.

Net assets before financial items by business segment are: Advertising and Integrated Marketing £154.7 million (2000: £130.4 million) and Specialist Communications £305.4 million (2000: £457.7 million).

3 Joint venture and associated undertakings

Geographical analysis of Group share of joint venture's and associated undertakings' operating profits	2001 £m	2000 £m
United Kingdom	5.5	3.9
Continental Europe	0.2	–
Asia Pacific and Latin America	0.8	1.7
Operating profit before goodwill amortisation	6.5	5.6
Goodwill amortisation on joint venture	(0.4)	–
Total operating profit	6.1	5.6

The geographical analysis of joint ventures and associated undertakings is based on the geographical location of the respective head office.

4 Employees

	2001 Number	2000 Number
United Kingdom	1,720	1,271
North America	2,016	1,491
Continental Europe	2,486	2,286
Asia Pacific and Latin America	3,198	2,712
Average number of employees of the Group	9,420	7,760
Advertising and Integrated Marketing	7,690	6,658
Specialist Communications	1,730	1,102
Average number of employees of the Group	9,420	7,760

	2001 £m	2000 £m
Wages and salaries	318.7	244.7
Social security costs	29.3	22.0
Pension costs – see note 33	10.9	8.1
Total	358.9	274.8

5 Operating expenses

		2001 £m	2000 £m
Staff and other associated costs – see note 4		358.9	274.8
Depreciation of owned fixed assets		17.3	13.4
Depreciation of assets held under finance leases		0.6	0.2
Loss on sale of tangible fixed assets		0.9	–
Operating leases	– plant and machinery	3.1	0.2
	– leasehold property net of sublease income	32.5	22.3
Auditor's remuneration	– audit*	1.7	1.5
	– other fees paid to the auditors and their associates	2.1	1.4
Other administrative expenses		151.4	137.8
Operating expenses before goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses		568.5	451.6

* The Company audit fee was £22,000 (2000: £25,000).

Of the other fees paid to the auditors and their associates, £1.8 million (2000: £0.9 million) related to advice on the integration of acquired companies and associated corporate reorganisations.

For the year ended 31 December 2001 the auditors were also paid £1.0 million (2000: £1.7 million) which has been capitalised as part of the goodwill arising on acquisitions.

Net operating expenses, which are all administrative expenses, including goodwill amortisation, exceptional goodwill impairment charges and exceptional operating expenses were £865.0 million (2000: £451.6 million).

6 Exceptional operating expenses

	2001 £m
Severance	20.9
Property provisions	2.9
Asset write-downs – exceptional depreciation	3.6
Other	0.2
Total	27.6

During 2001 management implemented a wide ranging programme to reduce the Group's cost base. This involved headcount reductions and other cost-related initiatives, including the merger or consolidation of a number of the Group's operating units and the closure or re-organisation of certain loss-making operations.

The tax effect of the exceptional operating items is an estimated credit of £5.2 million.

7 Net interest payable and similar items

	2001 £m	2000 £m
Interest payable and similar items		
Bank loans, overdrafts and other borrowings	19.2	12.3
Finance leases and hire purchase	0.1	0.1
Bank fees	1.7	1.3
Foreign exchange	0.2	–
	21.2	13.7
Interest receivable and similar items		
Cash and deposits	(2.9)	(3.7)
Group net interest payable and similar items	18.3	10.0
Joint ventures	(2.2)	(1.7)
Associated undertakings	(0.1)	0.1
Net interest payable and similar items	*16.0*	8.4

8 Tax on ordinary activities

Reconciliation of the Group's current tax to the United Kingdom statutory rate:

	2001 £m	2000 Restated £m
Tax on pre tax profit at 30%	(81.2)	17.3
Effects of:		
Permanent differences between expenditures charged in arriving at income and expenditures allowed for tax purposes including goodwill	84.1	2.5
Tax effect of timing differences	5.3	(1.7)
Difference between UK and overseas standard tax rates	(0.6)	3.0
Unrelieved profits/ (losses)	2.5	(1.9)
Other items	(4.1)	(2.6)
Current tax	6.0	16.6

	2001 £m	2000 Restated £m
UK corporation tax at 30% (2000: 30%)	(0.2)	(0.8)
Less: Relief for overseas tax	(0.2)	(0.1)
UK deferred tax	(0.3)	0.4
Group UK taxation	(0.7)	(0.5)
Overseas taxation	2.9	15.0
Overseas deferred tax	(1.2)	(1.4)
Group taxation	1.0	13.1
Joint ventures	3.0	2.0
Associated undertakings	0.5	0.5
Tax on ordinary activities	4.5	15.6

9 Dividend

The Board does not recommend the payment of a dividend in respect of 2001. The dividend for the year ended 31 December 2000 was 2.1p per Ordinary share at a cost of £8.4 million.

10 Earnings per share

	2001 £m	2000 Restated £m
(Losses)/ earnings attributable to Ordinary shareholders	(277.6)	36.1
Goodwill amortisation and impairment*	269.3	–
Headline (losses)/ earnings**	(8.3)	36.1
Exceptional operating items (tax effected)	22.4	–
Adjusted earnings***	14.1	36.1
	Shares m	Shares m
Weighted average number of shares	389.2	294.0
Dilutive effect of options and contingent consideration	–	24.0
Diluted weighted average number of shares	389.2	318.0

Basic earnings per share is calculated using profits attributable to Ordinary shareholders and weighted average number of shares. Diluted earnings per share is calculated using profits attributable to Ordinary shareholders and diluted weighted average number of shares.

Basic headline earnings per share is calculated using headline earnings and weighted average number of shares. Diluted headline earnings per share is calculated using headline earnings and diluted weighted average number of shares.

As there is a basic loss per share, options and contingent consideration have no dilutive effect in the year ended 31 December 2001.

* Includes £0.4 million amortisation of goodwill on the joint venture.

** The definition of headline earnings is given in the Statement of Investment Practice No.1 published by the United Kingdom Society of Investment Professionals. Amongst other items, Headline earnings excludes items relating to the amortisation and impairment of goodwill capitalised on the balance sheet, and has been disclosed to assist the reader's understanding of the Group's underlying performance.

*** Adjusted earnings per share is based on continuing operating profits before goodwill charges and exceptional operating items and is presented to show a clearer representation of the underlying results of the business going forward. Basic adjusted earnings per share is calculated using adjusted earnings and weighted average number of shares. Diluted adjusted earnings per share is calculated using adjusted earnings and diluted weighted average number of shares.

11 Reconciliation of Group operating (loss)/ profit to net cash inflow from operating activities

	2001 £m	2000 £m
Group operating (loss)/ profit	(260.0)	61.4
Depreciation and amortisation – ongoing	62.0	13.6
Depreciation and impairment – exceptional	228.4	–
Loss on sale of tangible fixed assets	0.9	–
Prepaid property lease	(1.1)	(8.3)
Decrease in work in progress	10.6	1.4
Decrease/ (increase) in debtors	52.6	(1.8)
Decrease in creditors	(46.7)	(17.0)
Utilisation of property provisions	(3.3)	(4.0)
Net cash inflow from operating activities	43.4	45.3

12 Analysis of cash flow items

	2001 £m	2000 £m
Returns on investments and servicing of finance		
Interest received	2.7	3.7
Interest paid	(16.8)	(10.7)
Interest element of finance leases rental payments	(0.1)	(0.1)
Bank fees	(1.5)	(2.3)
Dividends paid to minorities	(1.5)	(2.1)
Net cash outflow from returns on investments and servicing of finance	(17.2)	(11.5)
Taxation paid		
UK corporation tax paid	(3.2)	(1.3)
Overseas tax paid	(10.2)	(10.0)
Net tax paid	(13.4)	(11.3)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(21.5)	(19.6)
Sale of tangible fixed assets	1.5	1.5
Purchase of other fixed asset investments	(4.9)	(5.6)
Sale of other fixed asset investments	0.2	0.2
Net cash outflow from capital expenditure and financial investment	(24.7)	(23.5)
Acquisitions and disposals		
Purchase of subsidiary undertakings	(23.0)	(70.2)
Purchase of joint venture and associated undertakings	(0.7)	(1.0)
Sale of joint venture	(0.6)	–
Net cash acquired with subsidiaries	10.7	24.4
Net cash outflow from acquisitions and disposals	(13.6)	(46.8)
Management of liquid resources		
Cash deposits	0.6	5.2
Net cash inflow from management of liquid resources	0.6	5.2

13 Analysis of net (debt)/ funds

	At 1 January 2001 £m	Cash flows £m	Acquisitions* £m	Exchange and non-cash movements £m	At 31 December 2001 £m
Cash at bank and in hand	99.8	26.0	–	(2.3)	123.5
Bank overdrafts	(9.0)	(1.5)	–	0.1	(10.4)
	90.8	24.5	–	(2.2)	113.1
External debt due within one year	(127.3)	114.4	(6.8)	0.8	(18.9)
External debt due after one year	(73.0)	(164.2)	–	1.9	(235.3)
Finance leases	(3.7)	1.1	–	0.1	(2.5)
	(204.0)	(48.7)	(6.8)	2.8	(256.7)
Cash deposits – current asset investments	1.3	(0.6)	–	(0.1)	0.6
Net debt	(111.9)	(24.8)	(6.8)	0.5	(143.0)

13 Analysis of net (debt)/ funds (continued)

	At 1 January 2000 £m	Cash flows £m	Acquisitions* £m	Exchange and non-cash movements £m	At 31 December 2000 £m
Cash at bank and in hand	80.0	21.5	–	(1.7)	99.8
Bank overdrafts	(3.2)	(5.4)	–	(0.4)	(9.0)
	76.8	16.1	–	(2.1)	90.8
External debt due within one year	(4.3)	(56.8)	(66.2)	–	(127.3)
External debt due after one year	(75.8)	3.5	–	(0.7)	(73.0)
Finance leases	(0.7)	(3.0)	–	–	(3.7)
	(80.8)	(56.3)	(66.2)	(0.7)	(204.0)
Cash deposits – current asset investments	6.4	(5.2)	–	0.1	1.3
Net funds/ (debt)	2.4	(45.4)	(66.2)	(2.7)	(111.9)

*excluding cash and overdrafts

14 Intangible assets – goodwill

	2001 £m	2000 £m
Cost		
At beginning of year	711.8	79.2
Additions	27.3	625.7
Translation adjustment	4.3	6.9
At end of year	743.4	711.8
Amortisation		
At beginning of year	–	–
Amortisation	(44.1)	–
Impairment	(224.8)	–
Translation adjustment	3.8	–
At end of year	(265.1)	–
Net book value		
At beginning of year	711.8	79.2
At end of year	478.3	711.8

The £31.6 million increase in goodwill cost during the year ended 31 December 2001 (including translation adjustments) comprises £80.3 million relating to acquisitions in the year net of £48.7 million which relates to movements in contingent consideration, other accruals and translation differences.

An impairment review of the goodwill held by the Group used discount rates of 12% to 16% in the net present value calculation of the investment carrying value. This indicated that the carrying value was not supported, in full, in the case of a number of acquisitions. As a result, a write-down of £224.8 million has been reflected in these financial statements.

15 *The effects of the acquisition of subsidiaries in 2001*

During the year the Group acquired the following subsidiaries:

Name of acquisition	Date of acquisition
Microarts Corporation Inc.	5 January 2001
Gallagher & Kelly Public Relations Limited	3 April 2001
Bulletin International Limited	3 May 2001
International Business Information Inc.	16 July 2001
Presentation Communications International Limited	26 July 2001

It is not considered that these are individually material acquisitions to the Group and therefore, in accordance with the prescribed accounting standards, they have been aggregated in the tables below.

The table below summarises the aggregate of subsidiaries acquired by the Group during 2001:

	£m
Goodwill capitalised	80.3
Tangible fixed assets	3.4
Work in progress	1.6
Debtors	14.3
Current investments	0.1
	99.7
Loans and finance leases	6.8
Creditors	20.8
Cost of acquisitions:	
Acquisition costs less cash acquired	(2.0)
Ordinary shares issued	62.5
Contingent earnout accruals	11.6
	99.7

The following table sets out the book values of the identifiable assets and liabilities of all acquisitions made in 2001 and their fair value to the Group:

	Book and Fair value to Group £m
Fixed assets	3.4
Current assets	27.2
Total assets	30.6
Creditors	(28.1)
Net assets	2.5
Goodwill	80.3
	82.8
Satisfied by:	
Shares issued	62.5
Acquisition costs and cash consideration	8.7
Contingent earnout accruals	11.6
Total consideration	82.8

No provisional material fair value adjustments were made to the book value of the identifiable assets and liabilities acquired.

The contingent earnout accruals are based on management's forecasts of the earnings of various underlying units.

15 The effects of the acquisition of subsidiaries in 2001 (continued)

Net cash inflows in respect of the acquisitions comprised:

	2001 £m
Acquisition costs and cash consideration	8.7
Cash at bank and in hand	(11.2)
Bank overdrafts acquired	0.5
Total	(2.0)

16 Scholz & Friends AG transaction

On 1 October 2001, a series of transactions, including the transfer of Scholz & Friends Group GmbH to Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment AG ("UVE"), were executed. Scholz & Friends AG was then listed on the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26.0% of Cordiant's holding in Scholz & Friends Group GmbH and 11.0% of Cordiant's holding in Scholz & Friends Berlin GmbH in exchange for 74.0% of UVE.

Book value of Group's share of net liabilities disposed of:

	£m
Fixed assets	(2.7)
Work in progress	(0.8)
Debtors	(2.4)
Creditors and provisions	8.1
Cash	(0.7)
	1.5
Goodwill on initial acquisition	(5.5)
Cost of disposal	(0.5)
Fair value of group's share of the business acquired	8.7
Unrealised gain on disposal	4.2

Fair value of Group's share of net assets acquired:

	£m
Fixed assets	0.8
Work in progress	0.2
Debtors	4.1
Creditors and provisions	(3.1)
Cash	5.4
	7.4
Cost of acquisition	(0.5)
Goodwill on acquisition	1.8
Fair value of group's share of business acquired	8.7

Goodwill on acquisition will be amortised over a useful economic life of 20 years. No amortisation has been charged in the three months to 31 December 2001.

Notes to the financial statements

17 Tangible fixed assets

Cost	Freehold property £m	Leasehold improvements – long £m	Leasehold improvements – short £m	Information technology equipment £m	Furniture and other equipment £m	Motor vehicles £m	Total £m
At beginning of year	1.4	2.9	24.6	47.7	35.9	4.1	116.6
Translation adjustment	–	(0.1)	(0.1)	(0.6)	(0.5)	–	(1.3)
Additions	–	1.3	7.5	7.7	4.9	0.8	22.2
Companies acquired	0.3	0.2	0.6	1.2	1.0	0.1	3.4
Disposals	(0.3)	(0.5)	(1.6)	(15.1)	(4.5)	(1.3)	(23.3)
Reclassification	–	–	–	2.2	(2.2)	–	–
At end of year	1.4	3.8	31.0	43.1	34.6	3.7	117.6
Depreciation							
At beginning of year	–	0.2	8.7	28.0	18.0	2.1	57.0
Translation adjustment	–	0.1	–	(0.1)	(0.5)	(0.1)	(0.6)
Charge for the year – ongoing	0.1	0.4	3.0	7.7	5.9	0.8	17.9
Charge for the year – exceptional	–	–	–	2.0	1.6	–	3.6
Disposals	–	(0.1)	(1.2)	(14.9)	(3.6)	(1.1)	(20.9)
Reclassification	–	–	–	1.5	(1.5)	–	–
At end of year	0.1	0.6	10.5	24.2	19.9	1.7	57.0
Net book value							
At beginning of year	1.4	2.7	15.9	19.7	17.9	2.0	59.6
At end of year	1.3	3.2	20.5	18.9	14.7	2.0	60.6
Net book value of assets held under finance leases included above							
At beginning of year	–	–	–	0.3	0.1	0.1	0.5
At end of year	–	–	–	0.5	0.1	–	0.6

Net book value of land and buildings, which includes freehold property and leasehold improvements, at 31 December 2001 was £25.0 million (2000: £20.0 million).

18 Investments

Group	Associated undertakings: Share of net assets £m	Goodwill £m	Sub-total £m	Own shares £m	Long-term investments £m	Total £m
At beginning of year	2.6	3.1	5.7	–	6.1	11.8
Additions	0.8	–	0.8	2.4	2.5	5.7
Disposals	–	–	–	–	(0.2)	(0.2)
Amortisation of goodwill	–	–	–	–	–	–
Transfer to Group subsidiary	–	–	–	–	–	–
Share of retained earnings for the financial year	0.6	–	0.6	–	–	0.6
At end of year	4.0	3.1	7.1	2.4	8.4	17.9

All long-term investments are unlisted.

The total for all investments, including investments in joint ventures is £44.1 million (2000: £11.8 million).

18 Investments (continued)

The Group's interest in Zenith Optimedia Group Limited is classified as a joint venture and in the prior year is represented by a net deficit and disclosed as a provision (see note 19).

The Cordiant Communications Group 2001 Employee Benefit Trust was established on 21 June 2001 to encourage and facilitate the holding of shares by or for the benefit of the employees of the Group. The trust purchases the company's shares in the market, and it may use discretionary powers to grant options over these shares to selected employees under certain employees' share schemes or to provide benefits to the Group's employees in other ways. The trust has an independent, professional trustee, Ogier Employee Benefit Trustee Limited, and is currently financed by advances from the Group. The Group accounts for its own shares as a fixed asset investment. Costs of administering the scheme are charged to the profit and loss account as they are incurred. At 31 December 2001 the Cordiant Communications Group 2001 Employee Benefit Trust owned 1.2 million shares with a market value of £1.1 million and these are held for the long term benefit of the employees of the Group. The Trustee has agreed under the Trust Deed dated 21 June 2001 to waive, at the company's discretion, all rights to any future dividends which may be payable on any shares in the Company held in trust. Such waivers of dividends payable during the year ended 31 December 2001 amounted to £nil.

	Group undertakings				
Company	Investments £m	Loans £m	Sub-total £m	Other £m	Total £m
Cost					
At beginning of year	553.2	277.8	831.0	0.3	831.3
Additions	188.2	400.8	589.0	–	589.0
Disposals	(391.6)	(167.1)	(558.7)	–	(558.7)
At end of year	349.8	511.5	861.3	0.3	861.6
Provisions					
At beginning of year	11.2	55.7	66.9	–	66.9
Additions	13.1	184.1	197.2	–	197.2
At end of year	24.3	239.8	264.1	–	264.1
Net book value					
At beginning of year	542.0	222.1	764.1	0.3	764.4
At end of year	325.5	271.7	597.2	0.3	597.5

Except where otherwise indicated the Company either directly or indirectly owned 100% of each class of the issued shares of the undertakings listed below. All these undertakings are advertising and marketing communications companies.

In light of the exceptional goodwill impairment charges discussed in note 14, provisions of £197.2 million have been made against corresponding investments in the company balance sheet.

The country of operation and registration of the principal undertakings were as follows:

England	Bates UK Limited
	Financial Dynamics Limited
Australia	George Patterson Pty Limited
Germany	Scholz & Friends AG (77% Ordinary)
Korea	Diamond Ad Ltd (80% Ordinary)
US	Bates Advertising USA, Inc.
	GHBM, Inc.

A full list of Group companies will be included in the Company's annual return.

In the opinion of the Directors, these undertakings principally affect the results and assets of the Group. In addition to the companies shown above, the Group also holds investments in other subsidiaries and associated undertakings.

19 Joint venture

The share of the assets of the joint venture at 31 December 2001 is disclosed below:

	£m
Goodwill	38.2
Share of fixed assets	2.1
Share of current assets	150.8
Share of gross assets (including goodwill)	191.1
Liabilities due within one year	(162.2)
Liabilities due after one year	(2.7)
Share of gross liabilities	(164.9)
Share of joint venture	26.2

The provision for joint venture at 31 December 2000 is disclosed below:

	£m
The Group share of net liabilities is as shown below:	
Fixed assets	2.1
Current assets	128.5
Share of gross assets	130.6
Liabilities due within one year	(142.6)
Liabilities due after one year	(0.1)
Share of gross liabilities	(142.7)
Share of joint venture	(12.1)

On 1 October 2001, Zenith Media and certain Optimedia businesses merged to form Zenith Optimedia Group Limited. The effect of this transaction was to dispose of half of Cordiant's 50% interest in Zenith Media in exchange for 25% of the Optimedia businesses. This has resulted in Cordiant having a 25% share of Zenith Optimedia Group Limited and the unrealised gain on disposal on the transaction is shown in the Statement of Recognised Gains and Losses.

Under the terms of the Group's contractual agreement with Publicis Groupe SA the directors consider Zenith Optimedia Group Limited to be a joint venture.

Book value of 25% of net liabilities of Zenith Media disposed of:

	£m
Fixed assets	(1.2)
Debtors	(47.8)
Creditors and provisions	91.7
Cash	(36.5)
	6.2
Cost of disposal	(0.6)
	5.6
Fair value of group's share of the business acquired	31.2
Unrealised gain on disposal	36.8

19 Joint venture (continued)

Fair value of 25% of net liabilities of Optimedia acquired:

	£m
Fixed assets	1.0
Work in progress	5.5
Debtors	58.3
Creditors and provisions	(76.7)
Cash	5.3
	(6.6)
Cost of acquisition	(0.7)
Goodwill on acquisition	38.5
Fair value of share of business acquired	31.2

Goodwill on the acquisition is to be amortised over 20 years and amortisation of £0.4 million has been charged in the period.

20 Debtors

	Group		Company	
Due within one year:	2001 £m	2000 Restated £m	2001 £m	2000 £m
Trade debtors	358.1	401.1	–	–
Amounts due from joint venture and associated undertaking	0.3	0.6	–	–
Deferred tax	6.5	4.7	–	–
Other debtors	27.0	22.7	1.3	0.3
Prepayments and accrued income	26.4	27.7	–	0.1
Total	418.3	456.8	1.3	0.4
Due after one year:				
Other debtors	6.3	4.9	–	–
Prepayments and accrued income	21.1	20.6	–	–
Total	27.4	25.5	–	–
Total debtors	445.7	482.3	1.3	0.4

Total Group other debtors amounted to £33.3 million (2000: £27.6 million). Total Group prepayments and accrued income amounted to £47.5 million (2000: £48.3 million).

21 Current asset investments

	2001 £m	2000 £m
Cash deposits	0.6	1.3
Other – unlisted	0.3	1.1
Total	0.9	2.4

22 Creditors

Due within one year:	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Bank loans	18.9	127.3	–	117.5
Bank overdrafts	10.4	9.0	10.4	–
Finance leases and hire purchase	2.2	2.8	–	–
Tax and social security	39.2	39.7	–	0.8
Trade creditors	325.4	342.2	–	–
Amounts due to subsidiary undertakings	–	–	11.7	5.1
Amounts due to joint ventures and associated undertakings	5.0	7.5	–	–
Proposed dividends – equity shareholders	–	8.4	–	8.4
Accruals and deferred income	135.4	182.2	–	–
Other creditors	19.8	22.6	2.9	4.8
Total	556.3	741.7	25.0	136.6
Due after one year:				
Bank loans	115.4	73.0	–	–
Guaranteed Senior Notes	119.9	–	–	–
Finance leases and hire purchase	0.3	0.9	–	–
Tax and social security	18.8	26.2	–	1.2
Accruals and deferred income	3.7	20.6	–	–
Other creditors	5.9	10.0	–	0.3
Total	264.0	130.7	–	1.5

In April 2001, the Group issued $175.0 million (£119.9 million) of 7.61% Guaranteed Senior Notes, via private placement. The Guaranteed Senior Notes mature in April 2011 and had an average life of eight years at issue taking into account scheduled repayments of $35.0 million (£24.3million) per annum from April 2007. The proceeds of this issue were used to repay and cancel committed bank facilities of $175.0 million (£121.5 million) which matured in November 2001. Bank loans consist of drawings under the Group's $225.0 million syndicated revolving credit facility, which matures in November 2004.

As at 31 December 2001, an amount of £2.0 million (2000: £0.7 million) included in bank loans and overdrafts was secured by charges over assets. In addition an amount of £231.0 million (2000: £179.4 million) of the Group's borrowings was secured by guarantees from a number of its subsidiaries. Liabilities under finance leases are secured on the assets leased. No trade creditors were secured on related trade debtors and cash balances at 31 December 2001 (2000: £0.6 million).

In April 2002, the Group completed the re-negotiation of certain terms of its syndicated revolving credit facility and Guaranteed Senior Notes. The coupon payable on Guaranteed Senior Notes was increased to 9.25% per annum from 7.61%. Interest payable on each advance under the syndicated credit facility is now LIBOR plus a margin of 3.25% per annum. Certain other deferred fees are payable depending on financial performance. The syndicated bank facilities and notes are secured by guarantees from certain subsidiaries, a general debenture over assets in the United Kingdom and pledges of shares of certain subsidiaries. In addition, the Group is subject to certain restrictions on its use of cash flow, including acquisition payments, dividends and their use of disposal proceeds. The holders of the Guaranteed Senior Notes will be entitled to require the Company to pre-pay the Notes in November 2004 (or upon any refinancing of the Group's syndicated bank facilities if earlier) with a 'make-whole' penalty, unless the Group meets certain financial tests at that time.

23 Finance leases

Gross obligations under finance leases due after more than one year	2001 £m	2000 £m
Within two to five years	0.3	0.9

24 Guarantees and contingent liabilities

In addition to the amounts described in Note 22, the Company has guaranteed £4.4 million (2000: £8.1 million) of borrowings of subsidiary undertakings. At 31 December 2001 in total £235.4 million (2000: £187.5 million) of such borrowings were outstanding.

The Company has guaranteed the operating lease commitments relating to leasehold property of certain subsidiary undertakings. The leases are for various periods up to the year 2013 and the total obligations at 31 December 2001 at current rents amounted to £127.4 million (2000: £136.7 million). In addition, the Company has given other guarantees incurred in the normal course of business of £107.6 million (2000: £40.6 million) in aggregate.

In 1997 the Company gave guarantees in respect of obligations by Saatchi & Saatchi plc companies, which remain in force. Saatchi & Saatchi Limited (formerly Saatchi & Saatchi plc) has undertaken to indemnify Cordiant Communications Group plc for any liability under these guarantees. These guarantees include operating lease commitments relating to a leasehold property in New York. The lease expires in the year 2013 and the total obligations at 31 December 2001 were £174.9 million (2000: £170.1 million).

The Company and Saatchi and Saatchi plc each previously guaranteed Zenith's bank facility (31 December 2000 facility totalled £16.5 million, drawings totalled £7.7 million). Due to the merger of Zenith with Optimedia, the Company no longer provides such guarantees. The Company holds 25% of the merged entity, Zenith Optimedia Group Limited.

Other guarantees given by Group companies to third parties amounted to £5.8 million at 31 December 2001 (2000: £2.5 million).

25 Provisions

Provisions for liabilities and charges	Deferred taxation restated £m	Property £m	Pensions and similar employment obligations £m	Other £m	Total £m
Gross provisions					
At beginning of the year	1.0	24.8	17.8	2.2	45.8
Translation adjustment	(0.1)	–	0.3	–	0.2
Profit and loss account	(0.4)	2.9	4.2	(0.5)	6.2
Utilised	–	(3.3)	(3.5)	(0.5)	(7.3)
At end of the year	0.5	24.4	18.8	1.2	44.9
Discount					
At beginning of the year	–	5.2	–	–	5.2
Profit and loss account	–	(0.8)	–	–	(0.8)
At end of the year	–	4.4	–	–	4.4
Net book value:					
At beginning of the year	1.0	19.6	17.8	2.2	40.6
At end of the year	0.5	20.0	18.8	1.2	40.5

A deferred tax asset of £83.0 million (2000: £80.0 million) relating to carried forward losses and other timing differences has not been recognised. The tax benefit of these losses and timing differences can only be realised through the offset against particular types of future income, for example, capital gains, and in particular taxation jurisdictions. In the opinion of the Directors, there is not sufficient evidence presently available that such income will be generated to support the recognition of all such assets.

The property provision is the estimated future cost of the Group's onerous leases based on known and estimated rental subleases. The cost includes provisions for required dilapidation costs and any anticipated future rental shortfalls. Other provisions comprise certain contingent liabilities where the timing and nature of the settlement is uncertain but considered probable.

Of the provisions for pensions and similar employment obligations, £1.1 million relates to defined contribution schemes, £0.3 million relates to the defined benefit scheme, £3.0 million relates to an unfunded deferred compensation plan (see note 33), £11.4 million relates to a separate arrangement to provide post-retirement benefits and £3.0 million relates to other overseas statutory requirements.

25 Provisions (continued)

Analysis of leasehold property provisions by years:	2001 £m	2000 £m
Within one year	3.8	3.9
One to two years	2.5	3.3
Two to five years	7.6	5.4
After five years	6.1	7.0
Total	20.0	19.6

26 Share capital

	2001 £m	2000 £m
Authorised share capital of the Company	260.0	260.0
Allotted, called up and fully paid:		
400.9 million Ordinary shares of 50p each (2000: 364.6 million)	200.4	182.3

During the year the Company issued 5.5 million Ordinary shares of 50p each for consideration of £4.1 million pursuant to receipt of notices to exercise options from employees of the Group. In addition, the Company issued 30.8 million Ordinary shares of 50p each for a total consideration of £70.8 million in respect of acquisitions during the year and the settlement of contingent consideration on previous transactions.

27 Movement in shareholders' funds

Group	Share capital £m	Share premium £m	Other reserves £m	Profit and loss account Restated £m	Total Restated (see note 1) £m
At beginning of the year	182.3	137.2	311.5	(167.7)	463.3
Prior year adjustment – deferred tax	–	–	–	4.1	4.1
At beginning of the year – restated	182.3	137.2	311.5	(163.6)	467.4
Consideration for acquisitions in the year	13.6	33.4	15.5	–	62.5
Adjustments to contingent consideration	1.8	1.7	(1.0)	–	2.5
Exercising of employee share schemes	2.7	6.1	(0.2)	(4.5)	4.1
Release of reserves against investments and loan provisions	–	–	(155.4)	155.4	–
Loss retained for the year	–	–	–	(277.6)	(277.6)
Gain on sale of joint venture and subsidiary undertakings – unrealised	–	–	44.4	–	44.4
Realisation of gain on sale of joint venture and subsidiary undertakings	–	–	(0.4)	0.4	–
Translation adjustment	–	–	–	3.7	3.7
Other movements	–	–	–	(0.2)	(0.2)
At end of the year	200.4	178.4	214.4	(286.4)	306.8

Group other reserves at 31 December 2001 comprise merger reserve £29.8 million (2000: £250.7 million), shares to be issued £13.1 million (2000: £35.1 million), special reserve £25.7 million (2000: £25.7 million), warrant reserve £20.8 million (2000: £nil), an unrealised gain on the sales of joint venture and subsidiary undertaking of £44.0 million (2000: £nil) and other reserves of £81.0 million (2000: £nil).

27 Movement in shareholders' funds (continued)

Company	Share capital £m	Share premium £m	Other reserves £m	Profit and loss account £m	Total £m
At beginning of the year	182.3	137.2	311.5	38.5	669.5
Consideration for acquisitions in the year	13.6	33.4	15.5	–	62.5
Adjustments to contingent consideration	1.8	1.7	(1.0)	–	2.5
Exercising of employee share schemes	2.7	6.1	(0.2)	–	8.6
Release of reserves against investments and loan provisions	–	–	(155.4)	155.4	–
Loss attributable to Ordinary shareholders	–	–	–	(189.0)	(189.0)
Gain on sale of joint venture	–	–	–	19.7	19.7
At end of the year	200.4	178.4	170.4	24.6	573.8

Company other reserves at 31 December 2001 comprise merger reserve £29.8 million (2000: £250.7 million), shares to be issued £13.1 million (2000: £35.1 million), special reserve £25.7 million (2000: £25.7 million), warrant reserve £20.8 million (2000: £nil), and other reserves of £81.0 million (2000: £nil).

The total movement in the merger reserve of £220.9 million arose following the acquisition, by issue of the Company's shares, of the Group's 100% interest in Bulletin International Limited, Gallagher & Kelly Public Relations Limited and Presentation Communications International Limited which increased the merger reserve by £15.5 million, the transfer of £5.4 million to the profit and loss reserve following the provision made against investments made in prior years and also the re-designation of £231.0 million of the merger reserve to other reserves following Group restructuring.

As at 31 December 2001 the cumulative goodwill written off on acquisitions prior to 1 January 1998 amounted to £115.5 million (2000: £118.7 million). Of this movement, £3.4 million represented the recycling of goodwill included in the unrealised gain on the disposal of the subsidiary undertaking.

28 Commitments

The Group is committed to make certain capital payments in the form of deferred consideration and earnouts. The Directors' best estimate of commitments, totalling £24.6 million (2000: £79.4 million) have been accrued in the balance sheet. Of this amount £13.0 million is payable in cash with the remaining £11.6 million being payable in new Ordinary shares. At 31 December 2001 the Group had the following other commitments in respect of capital expenditure and non-cancellable operating leases for the following year:

Capital expenditure:	2001 £m	2000 £m
Committed but not provided for	0.7	1.6

	Land and buildings					
Non-cancellable operating leases which expire:	Gross £m	Discounts £m	Net £m	Other £m	2001 £m	2000 £m
Within one year	6.0	–	6.0	0.7	6.7	5.8
Within two to five years	14.4	(1.7)	12.7	1.7	14.4	19.6
Over five years	25.3	(2.1)	23.2	0.2	23.4	25.7
Total	45.7	(3.8)	41.9	2.6	44.5	51.1

Of the above operating lease property commitments an amount of £10.8 million is recoverable from sub-tenants (2000: £9.7 million).

29 Transactions with related parties

During the year transactions in the ordinary course of business with joint ventures and associated undertakings were as follows:

	2001 £m	2000 £m
Media services	79.7	116.6
Production	1.0	11.0
Total	80.7	127.6

The balances with joint ventures and associated undertakings at 31 December 2001 are disclosed in Notes 20 and 22.

No Director had any material interest in any contracts with the Company or any of its subsidiaries or owned shares in any subsidiary.

30 Derivatives and other financial instruments

Set out below is an outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments:

Financial instruments – Group policy
The Group finances its operations by a mixture of retained earnings, bank borrowings and fixed rate long-term loans. The bank borrowings comprise borrowings under the central $225.0 million (£154.1 million) bank facility (2000: $400.0 million, £268.5 million) and other short-term bank overdraft borrowings. All bank borrowings incur floating rates of interest. In April 2001 the Group issued $175.0 million (£119.9 million) of 7.61% Guaranteed Senior Notes via private placement, as detailed later in this note. The proceeds of this issue were used to repay and cancel $175.0 million (£119.9 million) of committed facilities which matured in November 2001.

As a result of the economic slowdown in 2001, the Group re-negotiated certain terms of its principal financing arrangements in April 2002 including financial covenants, interest costs and undertakings with respect to uses of cash flow. The disclosures provided in this note are based on the terms applicable to the Group's borrowings at 31 December 2001. The principal terms of the new arrangements are disclosed in Note 22.

Group policy relating to the use of financial instruments, including types of instruments used and amounts invested, is determined by the Board. The instruments used by the Group in the year under review are fixed and floating rate borrowings, interest rate caps and swaps and forward foreign currency contracts. The main risks arising from the Group's financial instruments are interest rate risks, liquidity risks and foreign currency risks. The Group does not enter into transactions of a speculative nature or unrelated to the Group's investment activities.

Interest rate risk
The Group is exposed to increases in interest rates on floating rate borrowings and to decreases in interest rates on fixed rate borrowings. The majority of the Groups fixed and floating rate borrowings are denominated in sterling or US dollars. This exposure is primarily managed via interest rate swaps, which seek to produce a balance of fixed and floating rate debt in both sterling and US dollars in line with Group policy. The Group also uses interest rate caps to hedge the cost of floating rate borrowings.

Liquidity risk
The Group's objective is to maintain a balance between continuity of financing and flexibility through the use of borrowings with a range of maturities. Targets for minimum liquidity against committed banking facilities are managed on a daily basis, and performance is regularly reported to the Board.

As at 31 December 2001, sterling swaps with maturities between March and August 2003, and a US dollar swap with maturity in 2011 in line with expected maturity of the Guaranteed Senior Notes were in place. In addition, the Group had interest rate caps with maturities between March and June 2003 in place.

Foreign currency risk
The Group has significant and diverse investments in foreign operations, the Group's balance sheet and profit and loss can therefore be materially affected by movements in exchange rates. It is not the Group's policy to manage net assets via balance sheet hedging, or to hedge the translation of international profits. The Group seeks to mitigate the effect of translation currency exposures by borrowing in the same currencies as the profits used to service the borrowings where practicable.

The Group uses foreign exchange contracts to hedge transaction exposures on cash repatriations from its international operations and cross-border trading.

The following numerical disclosures relate to the Group's financial assets and financial liabilities as defined in FRS 13 "Derivatives and Other Financial Instruments".

For the purpose of the disclosures which follow in this note, short-term debtors and creditors, which arise directly from the Group's operations, apart from the currency disclosures, have been excluded as permitted under FRS 13. As defined, short-term intragroup debtors, creditors, financing, pensions and other post-retirement benefit assets and liabilities that fall within the scope of SSAP24 are also excluded from the analysis. The disclosures therefore focus on those financial instruments, which play a significant medium to long term role in the financial risk profile of the Group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page 67.

30 Derivatives and other financial instruments (continued)

Foreign exchange and Interest rate management
Foreign exchange and interest rate exposures are managed centrally by the Group's treasury operations based in London. The Board determines policies governing the use of financial instruments.

Interest rate management is undertaken to ensure that the majority of the Group's borrowing requirement is protected from significant increases in interest rates.

Interest rate profile
The interest rate profile of the financial liabilities of the Group was:

	2001				2000			
Currency	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Sterling	91.9	20.1	3.8	115.8	63.3	0.3	4.5	68.1
US Dollars	36.6	89.1	2.4	128.1	121.1	0.8	19.9	141.8
Korean Won	–	10.4	–	10.4	–	10.2	–	10.2
Other	12.2	6.8	6.8	25.8	14.8	2.6	20.7	38.1
Total	140.7	126.4	13.0	280.1	199.2	13.9	45.1	258.2

Fixed rate financial liabilities

	2001		2000	
Currency	Weighted average interest rate %	Weighted average period to maturity months	Weighted average interest rate %	Weighted average period to maturity months
Sterling	5.3	19	13.5	27
US Dollars	7.6	82	10.0	20
Korean Won	11.0	1	11.0	13
Other	12.1	19	7.4	41
Total	7.8	62	10.3	19

The floating rate financial liabilities comprise bank borrowings under the Group's revolving credit facility (net of amounts swapped to fixed rate) and amounts swapped from fixed rate to floating rate. These liabilities bear interest at rates set in advance for periods ranging from one week to six months by reference to LIBOR for the sterling and US dollar liabilities, or the applicable inter-bank offer rates or prime lending rates for all other liabilities.

The fixed rate liabilities comprise amounts outstanding under the Guaranteed Senior Notes (net of amounts swapped to floating rate) and amounts swapped from floating rate to fixed rate.

The financial liabilities, on which no interest is paid, are liabilities relating to committed future acquisition cash payments due after one year. The weighted average period to maturity of these liabilities is 16 months (2000: 25 months).

30 Derivatives and other financial instruments (continued)

The interest rate profile of the financial assets of the Group was:

Currency	2001 Floating rate financial assets £m	2001 Fixed rate financial assets £m	2001 Total £m	2000 Floating rate financial assets £m	2000 Fixed rate financial assets £m	2000 Total £m
Sterling	0.2	–	0.2	0.3	–	0.3
US Dollars	–	–	–	2.5	–	2.5
Korean Won	0.2	–	0.2	–	0.2	0.2
Other	2.1	0.2	2.3	2.1	–	2.1
Total	2.5	0.2	2.7	4.9	0.2	5.1

Fixed rate financial assets

Currency	2001 Weighted average interest rate %	2001 Weighted average period to maturity months	2000 Weighted average interest rate %	2000 Weighted average period to maturity months
Korean Won	–	–	11.0	30
Other	2.4	2	–	–

The floating rate financial assets comprise primarily short-term money market deposits and investment funds bearing interest at rates fixed on an overnight basis by reference to the applicable inter-bank reference rates where appropriate. The remainder comprises loans to employees and other third parties, on which interest is fixed quarterly on an arm's length basis by reference to the appropriate inter-bank rate.

Currency exposures
The Group's currency exposures, that give rise to the net currency gains and losses recognised in the profit and loss account, comprise the financial assets and financial liabilities of the Group which are not denominated in the functional currency of the individual operating entity to the extent these are not matched. As at 31 December 2001, after taking into account forward contracts, the Group had no material currency exposures.

The Group enters into foreign currency contracts primarily for the purpose of hedging the remaining known cross-currency cash flows. Certain other items, which could materially impact the Group's profit and loss account if unhedged, are also covered by foreign currency contracts. Foreign exchange contracts with a total nominal value of £106.2 million were outstanding at 31 December 2001 (2000: £40.0million). It is Group policy to hedge only known, certain exposures and not to speculate on foreign currency movements.

Maturity of financial liabilities
The maturity profile of the Group's financial liabilities, excluding short-term creditors as defined, is as follows:

Expiring	2001 £m	2000 £m
In one year or less, or on demand	37.2	146.3
In more than one year but not more than two years	9.7	23.2
In more than two years but not more than five years	113.3	88.6
In more than five years	119.9	0.1
Total	280.1	258.2

Borrowing facilities
The Group has various borrowing facilities available to it. The undrawn committed facilities available in respect of which all conditions precedent had been met at that date were as follows:

Expiring	2001 £m	2000 £m
In one year or less	8.8	17.4
In more than two years but not more than five years	42.9	89.0
Total	51.7	106.4

30 Derivatives and other financial instruments (continued)

In addition to the Guaranteed Senior Notes ($175.0 million, fully drawn), the Group had committed central bank facilities of £154.1 million, of which £111.2 million was drawn at 31 December 2001 (2000: £179.4 million). The Group also had other committed borrowing facilities of £19.3 million, £10.5 million of which was drawn at 31 December 2001 (2000: other committed facilities of £17.4 million, none of which were drawn). Of these facilities, the maturity profile is as follows:

Expiring	2001 £m	2000 £m
In one year or less	19.3	117.4
In more than one year but not more than two years	–	17.4
In more than two years but not more than five years	154.1	151.1
In more than five years	119.9	–
Total	293.3	285.9

In April 2002, the terms of the Group's principal financing arrangements were re-negotiated. The amount of committed facilities and maturity of the Group's syndicated revolving credit facility was not changed as a result of these negotiations. However, if certain financial conditions are not met, the Guaranteed Senior Notes could elect to require pre-payment on a refinancing of the Group's syndicated revolving credit facility or in November 2004. This has not been reflected in the analysis of maturity financial liabilities shown above. These facilities are expected to provide the Group with sufficient liquidity over the forseeable future.

Group borrowings other than those detailed above are uncommitted borrowings, and as such could become repayable on demand at 31 December 2001. A total of £22.9 million of such borrowings were outstanding at 31 December 2001 (2000: £9.0 million). An allowance for repayment of uncommitted borrowings is made when evaluating the Group's liquidity against central committed facilities.

Fair values of financial assets and liabilities
Set out below is a comparison by category of the book values of the Group's financial assets and liabilities:

	2001		2000	
Primary instruments held to finance the Group's operations:	Book values £m	Fair values £m	Book values £m	Fair values £m
Short-term borrowings and current portion of long-term borrowings	(147.2)	(147.2)	(136.4)	(136.4)
Long-term borrowings	(119.9)	(112.9)	(73.0)	(73.0)
Cash deposits	0.6	0.6	3.5	3.5
Other financial liabilities	(13.0)	(13.0)	(48.8)	(48.8)
Other financial assets	1.9	1.9	1.6	1.6
Derivative instruments held to manage the interest rate and currency profile:				
Interest rate caps	–	–	–	0.1
Interest rate swap	–	0.1	–	–
Foreign currency contracts	–	0.3	–	(0.3)

Market values have been used to determine the fair value of forward foreign currency contracts. The fair values of interest rate caps and swaps have been calculated using indicative bank valuations of applicable contracts outstanding as at 31 December 2001. The Group had various interest rate and foreign exchange hedging contracts outstanding at the year end in relation to underlying currency and interest rate exposures. The Group had no material unrecognised gains or losses on such hedges at either 31 December 2001 or 31 December 2000.

31 Directors' emoluments

Details of Directors' emoluments, share options, including gains on exercise, long-term incentive schemes and pensions, are set out in the Remuneration report (see pages 30 to 34).

32 Employee share schemes

Options outstanding at 31 December 2001 under the Company's share option schemes are shown below:

	Date of grant	Number of shares	Exercise price	Scheme exercisable
Number 2 Scheme	Apr 1992	112,204*	107p	Apr 1997 to Apr 2002
Demerger Number 2 Scheme	Apr 1992	78,895	107p	Apr 1995 to Apr 2002
	Apr 1992	6,174*	107p	Apr 1997 to Apr 2002
Performance Option Scheme	May 1995	189,635	73p	May 1998 to May 2005
	Aug 1995	189,634	95p	Aug 1998 to Aug 2005
	Apr 1996	192,500	130p	Apr 1999 to Apr 2006
	Apr 1996	477,500*	130p	Apr 2001 to Apr 2003
	Apr 1997	437,500	132p	Apr 2000 to Apr 2007
	Apr 1997	635,000*	132p	Apr 2002 to Apr 2007
Demerger Performance Option Scheme	May 1995	41,462	73p	May 1998 to Dec 2004
	May 1995	109,926*	73p	May 2000 to May 2002
	Aug 1995	41,463	95p	Aug 1998 to Dec 2004
	Apr 1996	98,750	130p	Apr 1999 to Dec 2004
	Apr 1996	248,750*	130p	Apr 2001 to Apr 2003
	Apr 1997	165,000	132p	Apr 2000 to Dec 2004
	Apr 1997	186,250*	132p	Apr 2002 to Dec 2004
Performance Share Option Scheme	Dec 1997	3,647,461	105p	Dec 2000 to Dec 2004
	May 1998	617,122	124p	May 2001 to May 2005
	Mar 1999	1,485,087	165p	Mar 2002 to Mar 2006
	Aug 1999	62,322	177p	Aug 2002 to Aug 2006
	Mar 2000	232,169	359p	Mar 2003 to Mar 2007
	Aug 2000	60,230	347p	Aug 2003 to Aug 2007
	Dec 2000	89,248	247p	Dec 2003 to Dec 2007
Equity Participation Plan	Dec 1997	5,956,944	105p	Dec 2000 to Dec 2004
	Mar 1999	80,029	165p	Mar 2002 to Mar 2006
Zenith Executive Incentive Plan	Apr 1999	61,646	161p	Apr 2002 to Apr 2006
Healthworld Grants	Nov 1997	95,306	129p	Mar 2000 to Nov 2004
	Nov 1997	339,331	130p	Mar 2000 to Nov 2007
	Nov 1997	108,305	143p	Mar 2000 to Nov 2007
	Feb 1998	64,991	216p	Mar 2000 to Feb 2008
	Feb 1998	30,324	217p	Mar 2000 to Feb 2008
	Feb 1998	31,503	238p	Mar 2000 to Feb 2003
	Feb 1998	11,809	239p	Mar 2000 to Feb 2003
	Jul 1998	129,966	218p	Mar 2000 to Jul 2008
	Jul 1998	71,470	216p	Mar 2000 to Jul 2005
	Dec 1998	34,903	155p	Mar 2000 to Dec 2008
	Dec 1998	243,021	156p	Mar 2000 to Dec 2008
	Jan 1999	10,830	198p	Mar 2000 to Jan 2006
	Feb 1999	130,326	209p	Mar 2000 to Feb 2006
	Apr 1999	8,664	173p	Mar 2000 to Apr 2006
	Aug 1999	87,292	180p	Mar 2000 to Aug 2009
	Nov 1999	866,440	252p	Apr 2001 to Nov 2009
1999 Lighthouse Global Network Grants	Jan 1999	62,538	31p	Sep 2000 to Jan 2009
	Sep 1999	260,575	127p	Sep 2000 to Sep 2009

32 Employee share schemes (continued)

	Date of grant	Number of shares	Exercise price	Scheme exercisable
2000 Lighthouse Global Network Grants	Apr 2000	2,375,234	165p	Sep 2000 to Apr 2010
	Apr 2000	96,739	190p	Sep 2000 to Apr 2010
	Apr 2000	26,992	216p	Sep 2000 to Apr 2010
	Apr 2000	71,073	241p	Sep 2000 to Apr 2010
	Apr 2000	7,818	165p	Sep 2000 to Apr 2010
	Apr 2000	20,847	165p	Sep 2000 to Apr 2010
	Apr 2000	33,876	165p	Sep 2000 to Apr 2010
	Apr 2000	16,846	216p	Sep 2000 to Apr 2010
	Apr 2000	30,227	165p	Sep 2000 to Apr 2010
	Apr 2000	31,270	216p	Sep 2000 to Apr 2010
	Apr 2000	15,635	165p	Sep 2000 to Apr 2010
	Apr 2000	10,423	165p	Sep 2000 to Apr 2010
	Apr 2000	5,212	165p	Sep 2000 to Apr 2010
	Apr 2000	15,636	241p	Sep 2000 to Apr 2010
	Apr 2000	137,790	165p	Sep 2000 to Apr 2010
	Apr 2000	26,058	190p	Sep 2000 to Apr 2010
	May 2000	54,723	165p	Sep 2000 to Jan 2010
	May 2000	11,356	216p	Sep 2000 to Jan 2010
	May 2000	585,963	241p	Sep 2000 to May 2010
	May 2000	2,606	241p	Sep 2000 to May 2010
	May 2000	31,269	165p	Sep 2000 to May 2010
	May 2000	3,909	241p	Sep 2000 to May 2010
	May 2000	2,606	165p	Sep 2000 to May 2010
	May 2000	13,717	241p	Sep 2000 to May 2010
	May 2000	2,606	165p	Sep 2000 to May 2010
	May 2000	61,722	241p	Sep 2000 to May 2010
	Jun 2000	10,424	241p	Sep 2000 to Jun 2010
	Jul 2000	2,606	165p	Sep 2000 to Jul 2010
	Jul 2000	264,780	241p	Sep 2000 to Jul 2010
	Jul 2000	10,423	241p	Sep 2000 to Jul 2010
	Aug 2000	7,818	241p	Sep 2000 to Aug 2010
	Aug 2000	125,077	318p	Sep 2000 to Aug 2010
Executive Share Option Scheme	Jun 2001	1,005,506	198p	Jun 2004 to Jun 2011

Further details together with the performance targets for the above schemes are set out on pages 31 to 34.

The options marked * are super options, which are defined on page 32.

Exercise prices have been rounded to the nearest penny. In the case of the various demerger schemes, the date of grant shown is that of the original option replaced under the demerger scheme.

32 Employee share schemes (continued)

Changes in the number of Ordinary shares issuable under share schemes are as follows:

	Executive schemes ordinary shares
Balance at beginning of the year	33,997,735
Options exercised	(5,062,842)
Options granted	1,005,506
Options lapsed	(6,731,117)
At end of the year	23,209,282

33 Post retirement benefits

The Group operates a number of pension schemes throughout the world. The majority of the schemes are externally funded and the assets are held in separately administered trusts or are insured. None of the externally funded schemes holds investments in, or has made loans to, the Company or any of its subsidiary undertakings. The major schemes, which cover the majority of scheme members, are defined contribution schemes.

Cordiant participates in the Cordiant Group Pension Scheme, which is a sectionalised multi-employer defined benefit scheme. Cordiant (together with Bates UK and related employers) is financially responsible for the Cordiant Fund section of this Scheme and its financial responsibility is equal to approximately 78% of this section. This has been used as the basis of preparing the figures in the attached note, which represent 78% of the Cordiant Fund section. Insured pensioners and AVC benefits that are matched by insurance policies have been excluded from both the assets and the liabilities.

The Cordiant Fund section was last valued by an independent qualified actuary at 30 September 2000. The financial position of the section has been projected forward based on changes in membership and investment values. The projected unit method was used for the valuation and as the section is closed to new members this method would be expected to give rise to increases in cost as the membership ages. Contributions to the section during the period were £0.4 million. The funding level (ratio of assets to liabilities) was 71% as at 31 December 2001. The deficit will be principally borne by the Group over the remaining service lives of existing employees.

In addition to pension schemes the Group operates an unfunded deferred compensation plan under which salary sacrifices are deferred and accrue interest until the accumulated benefit is fully withdrawn. The cost of this during the year was £0.2 million (2000: £0.2 million). At 31 December 2001 accumulated fund was £3.0 million (2000: £3.3 million) which is included in provisions for pensions and similar employment obligations (see Note 25).

The pension expense for the year was as follows:

	2001 £m	2000 £m
Defined benefit schemes	0.9	0.4
Defined contribution schemes	10.0	7.7
Total	10.9	8.1

33 Post retirement benefits (continued)

The additional disclosures required by FRS 17 for the defined benefit schemes described above are set out below:

(per annum)	At 31 December 2001
The assumptions made were	
Discount rate	6.0%
Price inflation	2.5%
Rate of increase in salaries	4.0%
Rate of increase in pensions in payment*	–

* In line with the scheme rules, no allowance for discretionary increases as no custom of being awarded 2.5% on pension accrued after 5 April 1997.

The assets in the scheme, and the expected rate of return were:

Long term rate of return expected as at 31 December 2001	Longer term rate of return expected as at 31 December 2001	2001 £m
Equities and Property	7.5%	6.9
Corporate Bonds	6.0%	1.4
Gilts and cash	5.0%	1.1
Total market value of assets		9.4
Present value of scheme liabilities		(13.3)
Deficit in the scheme		(3.9)
Related deferred tax asset (assuming 30% marginal rate return)		1.2
Net pension liability		(2.7)

34 Subsequent events

There have been no material subsequent events, except as noted below:

The Group re-negotiated certain terms of its principal financing arrangements in April 2002. Details of the revised terms are given in Notes 22 and 30.

Additional US information for investors

The consolidated financial statements have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differ in certain significant respects from US generally accepted accounting principles (US GAAP). A summary of material adjustments to profit and shareholders' deficit, which would be required if US GAAP had been applied instead of UK GAAP, is set out below.

(a) Dividends
Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

(b) Goodwill and US purchase accounting
Under US GAAP, goodwill (which excludes contingent capital payments) and identifiable intangible assets acquired are capitalised and amortised against income. Until 31 December 2000, goodwill on acquisitions made in the year ending 31 December 2000 was amortised over 20 years and goodwill on acquisitions made prior to 1 January 2000 was amortised over 40 years. The economic life of the goodwill arising from all acquisitions made up to 30 June 2001 has been revised, and it is now all amortised on a straight line basis over its useful economic life up to a 20 year period, from date of acquisition. FAS 142 "Goodwill and Intangible Assets" has replaced APB 17 "Intangible Assets" and has been adopted. In accordance with transitional arrangements, goodwill acquired after 30 June 2001 is considered to have an indefinite economic life and is not subject to amortisation. In addition to systematic amortisation, management also reviews on an annual basis the carrying value of goodwill and identifiable intangibles for impairment by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

Under UK GAAP, purchased goodwill arising in respect of acquisitions before 1 January 1998 (including any additional goodwill estimated to arise from contingent capital payments), when FRS 10 was adopted, was written off to reserves in the year of acquisition. Purchased goodwill arising from acquisitions on or after 1 January 1998 has been capitalised as an intangible fixed asset and amortised over its useful economic life. For the year ended 31 December 2001, and in the light of developing best practice, the Directors have taken the opportunity to re-evaluate the anticipated economic life of the goodwill arising on existing acquisitions made subsequent to 1 January 1998 and have revised their opinion that this has an indefinite life. As a result, from 1 January 2001, goodwill arising from acquisitions on and after 1 January 1998 is amortised on a straight-line basis over its useful life up to a 20 year period, from date of acquisition.

Under UK GAAP the gain or loss on disposal is calculated after taking account of goodwill previously written off to reserves for acquisitions prior to 1 January 1998. Under US GAAP, the gain or loss on disposal is calculated after taking account of any related unamortised goodwill and intangible assets. For acquisitions on or after 1 January 1998 the profit or loss on disposal under both US and UK GAAP is calculated after taking account of unamortised goodwill and intangible assets.

Under UK GAAP purchase consideration issued in the form of shares or options is valued based on the market price of the share at the date of transfer of control. Under US GAAP the consideration is valued based on the market price of the share for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. No reconciling adjustment is required from UK to US GAAP in respect of acquisitions in the year ended 31 December 2001.

(c) Scholz & Friends AG and Zenith Optimedia Group transactions
On 1 October 2001, a series of transactions, including the transfer of Scholz & Friends Group GmbH to Scholz & Friends AG and the merger of Scholz & Friends AG with United Visions Entertainment AG ("UVE") were executed. Scholz & Friends AG was then listed on the Frankfurt Stock Exchange. The effect of these transactions was to dispose of 26.0% of Cordiant's holding in Scholz & Friends Group GmbH and 11.0% of Cordiant's holding in Scholz & Friends Berlin GmbH in exchange for 74.0% of UVE.

On 1 October 2001, Zenith Media and certain Optimedia businesses merged to form Zenith Optimedia Group Limited. The effect of this transaction was to dispose of half of Cordiant's 50.0% interest in Zenith Media in exchange for 25.0% of the Optimedia business.

Under UK GAAP, both of these transactions were accounted for in accordance with UITF 31 "Exchanges of Businesses or Other Non-monetary Assets for an Interest in a Subsidiary, Joint venture or Associate". UITF 31 requires that to the extent that Cordiant retains an interest in Zenith and Scholz & Friends after the transactions, even if those interests are now held through a new subsidiary and joint venture respectively, those interests should be included at their pre-transaction carrying amounts. The assets acquired through the interests in the new subsidiary and joint venture have been accounted for at fair value and the goodwill arising recorded. This treatment has given rise to unrealised gains in the Consolidated Statement of Total Recognised Gains and Losses.

Under US GAAP, these transactions have been accounted for in accordance with APB 29 "Accounting for Non-monetary Transactions" as the exchange of productive assets not held for sale in the ordinary course of business for equivalent interests in the same or similar productive assets. APB 29 requires that cost of the net assets or liabilities acquired be based on the recorded amount of the net assets or liabilities relinquished. This treatment does not, therefore, give rise to gains on these two transactions. Differences also arise because the amount of unamortised goodwill associated with the interests disposed of differed between UK GAAP and US GAAP.

(d) Deferred taxation
The Group adopted FRS 19 ("Deferred Tax") for UK GAAP purposes during the year and consequently deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Deferred tax assets are recognised if their realisation is considered to be more likely than not.

A prior year adjustment arose on the implementation of FRS 19. The impact on the year ended 31 December 2000 was to increase profit after tax and retained profits by £2.5 million. Shareholders, funds prior to 2000 have been increased by £1.6 million.

US GAAP requires full provision of deferred taxation liabilities and requires deferred tax assets to be recognised if their realisation is considered to be more likely than not.

(e) Relocation costs
Under UK GAAP, a fair value adjustment was made in 2000 for committed costs relating to the relocation of acquired enterprises prior to the acquisition by Cordiant Communications Group plc.

Under US GAAP, costs that have a future economic benefit to the combined company are expensed as incurred.

(f) Long term property provisions
Under US GAAP, provisions are made on a gross basis for properties which are vacant and surplus to requirements after allowing for estimated subrental income

Under UK GAAP the Group's property provisions have been discounted using a risk free rate to the present value of future net lease obligations and related costs of leasehold property (net of estimated sublease income and certain risk factors) where the space is vacant or currently not planned to be used for on going operations. The periodic unwinding of the discount is treated as an imputed interest charge.

(g) Research and development costs
Under UK GAAP research and development costs may be capitalised, and amortised over their estimated useful lives. Under US GAAP research and development costs are written off as incurred.

(h) Employee share schemes
The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognise as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for share option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Directors have elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure provisions of SFAS No. 123. Under SFAS No. 123 the calculation of the option value is made using an acceptable pricing model to include certain expected parameters.

Under UK GAAP the Company does not recognise any compensation expense for certain performance and non-performance based share options. Under US GAAP, compensation expense is measured at the date of grant only if the current market price of the underlying stock exceeded the exercise price. For all performance based share options, compensation expense is recorded over the vesting period for the excess of the market price of underlying shares over the exercise price. For all non-performance based share options, compensation expense is recorded for the excess of the market price of underlying shares over the exercise price. For the year ended 31 December 2001, a credit to the US GAAP profit and loss account has arisen.

If the compensation cost of the options had been determined based on the fair value at the grant dates for 2001 and 2000 consistent with the method prescribed by SFAS No. 123, the Group's US GAAP net profit and earnings per share would have been adjusted to the revised amounts indicated below. The revised amounts were determined based on employee share scheme awards in 1995 to 2001 only. Compensation cost is recognised over the expected life of the option (i.e. between 3.5 and 6.5 years). The revised amounts for compensation cost may not be indicative of the effects on net earnings and earnings per share for future years. Under SFAS No. 123, the weighted average fair value of each option grant is estimated to be 162.5p and 96.7p for options granted during the year ended 31 December 2001 and year ended 31 December 2000, respectively. The fair values have been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001 and 2000 respectively; dividend yield of nil and nil per cent, expected volatility of 57% and 35%, risk-free interest rate of 4.8% and 4.9% and expected lives of between 3.5 and 7.0 years.

Net profit/ (loss)	2001 £m	2000 Restated (see note 1) £m
Reported	(262.3)	5.6
Revised	(285.8)	17.3
(Loss)/ earnings per Ordinary share (in pence)		
Basic	(67.4)p	1.9p
Diluted	(67.4)p	1.7p
Basic – revised	(73.4)p	5.9p
Diluted – revised	(73.4)p	5.3p

(i) Cash flows
The Consolidated Cash Flow Statement is prepared in accordance with FRS 1 (revised) 'Cash Flow Statements'. Its objectives and principles are similar to those set out in SFAS No. 95. The principal difference between the standards relates to classification. Under FRS 1, the Group presents its cash flows for: (a) operating activities; (b) dividends from associated undertakings; (c) dividends from joint ventures; (d) returns on investments and servicing of finance; (e) taxation; (f) capital expenditure and financial investment; (g) acquisitions and disposals; (h) equity dividend paid; and (i) financing. SFAS No. 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing. Cash flows from exceptional non-operating items, dividends from associated undertakings, returns on investments and servicing of finance, and taxation shown under FRS 1 would be included as operating activities under SFAS No. 95. The payment of dividends would be included as a financing activity under SFAS No. 95. Changes in bank overdrafts are included within cash equivalents under FRS 1 and would be considered a financing activity under SFAS No. 95. If bank overdrafts had been shown as a Financing activity in the Consolidated Cash Flow Statement, Net cash inflow from Financing would have increased by £1.4 million in the year ended 31 December 2001 (31 December 2000: £5.4 million increase).

(j) Derivative Instruments and Hedging Activities
The Company has adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138 for US GAAP reporting for the year ended December 31, 2001. SFAS No. 133 and No. 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives).

In accordance with SFAS No. 133, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for movements in fair value of derivatives depends upon whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. If certain conditions are met, the Company may elect to designate a derivative instrument as a hedge of exposures. If the hedged exposure is a fair value exposure, movements in fair value are recognised in earnings with the offsetting gain or loss on the hedged item attributable to the hedged risk. If the hedged exposure is a cash flow exposure, the effective portion of the movement in fair value of the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings at the time of forecasted transaction impacts earnings. Amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of movements in fair value of the derivative instrument are reported in earnings in the current period. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If a derivative instrument is not designated as a hedge, movements in the fair value of derivative instruments are recognised in earnings.

The Company has identified the following types of derivative instruments which were recorded on the balance sheet at 31 December 2001.

> Interest rate swap agreements used to manage the Company's exposures to interest rate movements;

> Interest rate cap agreements used to manage the Company's exposures to interest rate movements; and

> Short term forward foreign exchange contracts used to hedge foreign currency exposures arising from specific transactions such as temporary loans to or from subsidiary companies which are recognised on the balance sheet as assets or liabilities and re-measured at the spot rate at the year end.

A certain number of the Company's derivative instruments meet the criteria of a hedging relationship stipulated in SFAS No. 133 but others do not. All derivative contracts are recognised at fair value in the balance sheet. Interest rate caps which meet the cash flow hedge criteria have been remeasured to fair value with the effective portion of the movement in the fair value of these contracts initially recorded in Other Comprehensive Income and subsequently released to earnings in the period in which the hedged transaction impacts earnings. Changes in fair value of the derivative contracts that do not meet the hedging requirements of SFAS No. 133 have been recorded in earnings.

The net fair value of these derivative instruments recorded as assets/ (liabilities) on 31 December may be analysed as follows:

	2001 £m	2000 £m
Fair value of interest rate caps recorded as assets	–	0.1
Fair value of interest rate swaps recorded as assets	0.1	–
Fair value of foreign exchange derivatives recorded as assets	1.0	0.1
Fair value of foreign exchange derivatives recorded as liabilities	(0.7)	(0.4)
Net fair value	0.4	(0.2)

The impact of the recognition of foreign exchange derivative instruments as assets/ (liabilities) at fair value on earnings resulted in a gain of approximately £0.3 million.

On 31 December 2001, there were £0.1 million deferred gains included in other comprehensive income. Reclassification of this amount to earnings within the next 12 months will not be material.

(k) Pensions
Under current UK GAAP, pension costs comprise the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

FRS 17 "Retirement Benefits", which replaces the current UK accounting standard for pensions, has been introduced during the year. The transitional disclosures required by the standard have been applied, resulting only in extra disclosures in the notes to the balance sheet prepared under UK GAAP.

Under US GAAP SFAS No. 87 "Employers' Accounting for Pensions" requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the period. The actual method and assumptions used in determining the pension expense can be significantly different from that computed under current UK GAAP. US GAAP also requires the actuarial valuation to be prepared as at a more recent date than UK GAAP.

(l) Investment in own shares
Under UK GAAP, investments in own shares are capitalised and held on the balance sheet as fixed or current assets.

Under US GAAP, such shares are netted off against equity.

(m) Exceptional items
Under UK GAAP, exceptional items are defined in FRS 3 "Reporting Financial Performance" as material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Such items may be presented differently under US GAAP, but this difference in presentation would have no effect on net earnings or shareholders' funds.

Effect on net earnings of differences between US and UK GAAP

		2001 US$m**	2001 £m	2000 Restated (see note 1) £m
(Loss)/ profit attributable to Ordinary shareholders in conformity with UK GAAP		(403.7)	(277.6)	36.1
US GAAP adjustments:				
Amortisation of goodwill and other intangibles	(b)	(4.8)	(3.3)	(19.0)
Impairment of goodwill and other intangibles	(b)	(3.2)	(2.2)	–
Deferred taxation	(d)	–	–	–
Relocation provision	(e)	–	–	(0.4)
Compensation costs	(h)	31.1	21.4	(11.4)
Amortisation of discount on property provisions	(f)	1.2	0.8	1.1
Write off of research and development costs capitalised	(g)	–	–	(0.8)
Fair value of derivatives	(j)	0.4	0.3	–
Pension	(k)	(2.4)	(1.7)	–
Net (loss)/ profit attributable to Ordinary shareholders in conformity with US GAAP		(381.4)	(262.3)	5.6
Net (loss)/ profit per Ordinary share – basic		(98.0)p	(67.4)p	1.9p
Average number of Ordinary shares (in millions)		389.2	389.2	294.0
Net (loss)/ profit per Ordinary share – diluted*		(98.0)p	(67.4)p	1.7p
Average number of Ordinary shares – diluted (in millions)*		389.2	389.2	328.6

* As there is a basic loss per share, options and contingent consideration have no dilutive effect in year ended 31 December 2001.

The adjustments above are not considered to affect the tax charge and as such the adjustments have all been taken before tax.

Cumulative effect on shareholders' funds of differences between US and UK GAAP

		2001 US$m**	2001 £m	2000 Restated (see note 1) £m
Equity shareholders funds/ (deficit) in conformity with UK GAAP		446.2	306.8	467.4
US GAAP adjustments:				
Dividends	(a)	–	–	8.4
Goodwill and US purchase accounting in respect of acquisitions	(b)	59.5	40.9	32.8
Scholz & Friends AG and Zenith Optimedia Group transactions	(c)	(64.6)	(44.4)	–
Deferred taxation	(d)	–	–	–
Discount on property provisions	(f)	(6.4)	(4.4)	(5.2)
Write off of research and development costs capitalised	(g)	(1.2)	(0.8)	(0.8)
Deferred gain on derivative contracts	(j)	0.1	0.1	–
Classification of derivatives as assets	(j)	0.4	0.3	–
Pension	(k)	(4.8)	(3.3)	–
Investment in own shares	(l)	(3.5)	(2.4)	–
Equity shareholders' funds in conformity with US GAAP		425.7	292.8	502.6

** These figures have been translated at the Noon Buying Rate on 31 December 2001 (£1: $1.4543) (2000: £1: $1.4955) for convenience purposes.

Shareholder and corporate information

Financial calendar
The Interim statement for the half year ending 30 June is normally issued in August.

The preliminary results announcement for the year ending 31 December is normally issued in March.

Annual Reports are normally posted to shareholders in April/May.

The Annual General Meeting is normally held in London in June/July.

Listings
The Company's Ordinary shares are quoted on The London Stock Exchange. The ADSs are quoted on the New York Stock Exchange.

Geographical analysis of Ordinary shareholders
As at 19 April 2001, it was estimated that the Ordinary shares were beneficially held in the following geographic areas:

North America	36.0%
UK	57.4%
Rest of Europe	4.1%
Asia Pacific & Latin America	0.0%
Unknown	2.5%

Shareholder enquiries
For general share enquiries, change of address or lost certificates, please contact the Registrars at the applicable address:

Ordinary shares:
Computershare Services PLC
Registrars' Department
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom
Tel: 44 (0) 870 702 0000

American Depository Shares (ADSs):
Bank of New York
Shareholder Department
Box 11258
Church St Station
New York
NY 10286
Tel: 800 524 4458
(US residents)
Tel: (1) 212 815 5800

Cordiant Communications Group plc
121-141 Westbourne Terrace
London W2 6JR
United Kingdom
Tel: 44 (0) 20 7262 4343
www.cordiantww.com

Officer
Denise Williams, Company Secretary

Investor relations contact
Nathan Runnicles

Auditors
KPMG Audit Plc

Lawyers
Macfarlanes (London)
White & Case LLP (New York)

Stockbroker
UBS Warburg

Public relations advisers
College Hill Associates

Forward looking and cautionary statements
This Annual Report and Accounts contains certain "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to Cordiant Communications Group plc's ("Cordiant") performance. Cordiant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in Cordiant's markets referred to above, the overall level of economic activity in Cordiant's major markets as discussed above and other matters discussed from time to time in Cordiant's annual report filed with the US Securities and Exchange Commission on Form 20-F.

Designed and produced
by BamberForsyth:Fitch.
Principal photography
by Bill Robinson.
Printed in England by
Royle Corporate Print.

Cordiant
Communications Group plc

121-141 Westbourne Terrace
London W2 6JR England

Phone +44 (0)20 7262 4343
Fax +44 (0)20 7262 4300
www.cordiantww.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORDIANT COMMUNICATIONS GROUP PLC
(Registrant)

By: [signature]
Name: Michael Bungey
Title: Director and Chief Executive Officer

Date: May 31, 2002